UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 26, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2022 Report of UBS Group AG, which appears immediately following this page.

Our financial results

First quarter 2022 report

Corporate calendar UBS Group AG

Publication of the second quarter 2022 report:                      Tuesday, 26 July 2022

Publication of the third quarter 2022 report:                         Tuesday, 25 October 2022

Publication of the fourth quarter 2022 report:                       Tuesday, 31 January 2023

Corporate calendar UBS AG

Publication of the first quarter 2022 report:                           Friday, 29 April 2022

Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at ubs.com/investors.

	1.	UBS Group
	4	Recent developments
	6	Group performance

	2.	UBS business divisions and Group Functions
	14	Global Wealth Management
	17	Personal & Corporate Banking
	19	Asset Management
	21	Investment Bank
	23	Group Functions
	24	Selected financial information of our business divisions and Group Functions

	3.	Risk, capital, liquidity and funding, and balance sheet
	27	Risk management and control
	32	Capital management
	43	Liquidity and funding management
	44	Balance sheet and off-balance sheet
	47	Share information and earnings per share

	4.	Consolidated financial statements
	51	UBS Group AG interim consolidated financial statements (unaudited)
	86	UBS AG interim consolidated financial information (unaudited)

	5.	Significant regulated subsidiary and sub-group information
	90	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

	94	Alternative performance measures
	97	Abbreviations frequently used in our financial reports
	99	Information sources
	100	Cautionary statement

Contacts

Switchboards

For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team manages relationships with institutional investors, research analysts and credit rating agencies.

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team manages relationships with global media and journalists.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary handles
inquiries directed to the Chairman or to other members of the Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
manages relationships with shareholders and the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/contact

Shareholder website:
computershare.com/investor

Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

First quarter 2022 report

Our key figures

	As of or for the quarter ended
USD million, except where indicated	31.3.22	31.12.21	31.3.21
Group results
Operating income	9,363	8,732	8,705
Operating expenses	6,634	7,003	6,407
Operating profit / (loss) before tax	2,729	1,729	2,298
Net profit / (loss) attributable to shareholders	2,136	1,348	1,824
Diluted earnings per share (USD)[1]	0.61	0.38	0.49
Profitability and growth[2]
Return on equity (%)	14.3	8.9	12.4
Return on tangible equity (%)	16.0	10.0	14.0
Return on common equity tier 1 capital (%)	19.0	11.9	18.2
Return on risk-weighted assets, gross (%)	12.2	11.5	12.0
Return on leverage ratio denominator, gross (%)	3.5	3.3	3.3
Cost / income ratio (%)	70.7	80.5	73.8
Effective tax rate (%)	21.4	21.4	20.5
Net profit growth (%)	17.1	(17.6)	14.3
Resources[2]
Total assets	1,139,922	1,117,182	1,107,712
Equity attributable to shareholders	58,855	60,662	58,026
Common equity tier 1 capital[3]	44,593	45,281	40,426
Risk-weighted assets[3]	312,037	302,209	287,828
Common equity tier 1 capital ratio (%)[3]	14.3	15.0	14.0
Going concern capital ratio (%)[3]	19.2	20.0	19.6
Total loss-absorbing capacity ratio (%)[3]	34.2	34.7	35.0
Leverage ratio denominator[3]	1,072,953	1,068,862	1,038,225
Common equity tier 1 leverage ratio (%)[3]	4.16	4.24	3.89
Going concern leverage ratio (%)[3]	5.6	5.7	5.4
Total loss-absorbing capacity leverage ratio (%)[3]	9.9	9.8	9.7
Liquidity coverage ratio (%)[4]	160	155	151
Net stable funding ratio (%)[4]	122	119	114
Other
Invested assets (USD billion)[5]	4,380	4,596	4,306
Personnel (full-time equivalents)	71,697	71,385	71,779
Market capitalization[1]	65,775	61,230	54,536
Total book value per share (USD)[1]	17.57	17.84	16.47
Total book value per share (CHF)[1]	16.24	16.27	15.57
Tangible book value per share (USD)[1]	15.67	15.97	14.65
Tangible book value per share (CHF)[1]	14.48	14.56	13.85

1 Refer to the “Share information and earnings per share” section of this report for more information.    2 Refer to the “Targets, aspirations and capital guidance” section of our Annual Report 2021 for more information about our performance targets.    3 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    4 The final Swiss net stable funding ratio (NSFR) regulation became effective on 1 July 2021. Prior to this date, the NSFR was based on estimated pro forma reporting. Refer to the “Liquidity and funding management” section of this report for more information.    5 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2021 for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Recent developments

Recent developments

Russia’s invasion of Ukraine

The war in Ukraine has led to one of the largest humanitarian crises in decades, severe sanctions imposed by various governments on Russia and certain Russian entities and nationals, a mass exodus of businesses from Russia, and heightened volatility across global markets. The long-term consequences are still difficult to assess, but there will likely be global ramifications that are felt for some time.

As a result of Russia’s invasion of Ukraine, several jurisdictions, including the US, the EU, the UK, Switzerland and others, have imposed extensive sanctions on Russia and Belarus and certain Russian and Belarusian entities and nationals. Among others, the financial sanctions include asset freezes for sanctioned individuals and corporations, and limits on financial transactions with sanctioned entities and individuals. We continue to implement the rapidly evolving and complex sanctions imposed by numerous countries.

We are not conducting any new business in Russia or with Russia-domiciled clients.

We have reduced our exposure to Russia following the invasion of Ukraine in February 2022. Our direct country risk exposure to Russia decreased to USD 0.4 billion as of 31 March 2022 compared with USD 0.6 billion as of 31 December 2021. This includes trade finance exposures in Personal & Corporate Banking, a single loan in the Investment Bank, nostro and cash account balances, issuer risk on trading inventory within the Investment Bank, and derivatives within the Investment Bank. We had no material direct country risk exposures to Ukraine or to Belarus as of 31 March 2022.

Reliance on Russian, Ukrainian or Belarusian assets as collateral for secured financing is negligible.

Countries have imposed, and continue to impose, novel forms of sanctions. For example, the EU and Switzerland have prohibited acceptance of deposits in excess of EUR 100,000 from Russian persons not entitled to residency in the European Economic Area (EEA) or Switzerland. Around 0.7% of our invested assets in Global Wealth Management as of 31 March 2022 related to these clients.

We are monitoring potential second-order impacts on our clients and other counterparties, including those that may result from a prolongation or escalation of hostilities. These may include, but are not limited to, effects of supply chain disruptions and impacts on industry sectors that are affected by energy and other commodity prices or dependent on specific geographies.

We continue to monitor settlement risk on certain open transactions with Russian bank and non-bank counterparties or Russian underlyings, as market closures, the imposition of exchange controls, sanctions or other measures may further limit our ability to settle transactions or to realize on collateral, which may result in unexpected increases in exposures.

Russia’s invasion of Ukraine and the imposition of sanctions on Russia and Belarus have increased the risk of cyberattacks from foreign state actors, activists or other parties, which we are countering with heightened threat intelligence exchange and security monitoring.

UBS Optimus Foundation, through the UBS Ukraine Relief Fund, and together with our Community Impact teams, is working with key partners, such as the International Rescue Committee and Hope and Homes for Children, to provide critical support to victims of the war in Ukraine. As a result of increasing donations from clients and employees, we have partnered with XTX Markets to significantly extend our matching donation program with the aim of raising total donations of around USD 50 million. As of 21 April 2022, client and employee donations combined with commitments from UBS and XTX Markets have reached around USD 30 million.

Regulatory and legal developments

FINMA’s annual assessment of recovery and resolution plans

In March 2022, the Swiss Financial Market Supervisory Authority (FINMA) presented its annual assessment of the recovery and resolution plans of systemically important financial institutions in Switzerland. In its report, FINMA acknowledged the further progress that UBS has made with regard to its global resolvability by significantly reducing remaining obstacles to the implementation of its resolution strategy and making further improvements to its recovery plans. FINMA considered UBS’s global recovery plan and Swiss emergency plan to be effective, while identifying areas for further improvement that UBS will address in the course of 2022 and beyond.

Revision of the Swiss Liquidity Ordinance and introduction of a Swiss public liquidity backstop

The Swiss Federal Department of Finance (the FDF) launched a consultation on proposed revisions to the Swiss Liquidity Ordinance in September 2021, with the aim of strengthening the resilience of systemically important banks in Switzerland. As proposed, the revisions would increase the regulatory minimum liquidity requirements for systemically important banks, including UBS. The final rule is expected to become effective as of 1 July 2022 with a transition period, based on a review of the published consultation responses.

In conjunction with the revision of the Swiss Liquidity Ordinance, the Swiss Federal Council announced the key parameters for a public liquidity backstop in March 2022. The liquidity backstop would enable the Swiss government and the Swiss National Bank to support the liquidity of a systemically important bank domiciled in Switzerland in the process of resolution. The introduction of the backstop is intended to increase the confidence of market participants in the ability of systemically important banks to become successfully recapitalized and remain solvent in a crisis situation. The FDF is expected to issue a consultation by mid-2023.

Revisions to the Swiss Banking Ordinance

In April 2022, the FDF launched a consultation on proposed revisions to the Swiss Banking Ordinance that follows the amendment to the Banking Act adopted by the Swiss Parliament in December 2021, enacting insolvency provisions for banks into statutory law and strengthening the deposit insurance framework. It also sets out amendments that aim to replace the current resolvability discount on the gone concern capital requirements for systemically important banks with a capital surcharge for obstacles to the firm’s resolvability at the discretion of the authorities. The consultation period is scheduled to end on 15 July 2022. UBS is assessing the implications of the proposed revisions.

Developments regarding sustainability and climate risk

Sustainability and climate risk regulation continues to evolve rapidly in Switzerland, the US and the EU. In Switzerland, the Federal Council opened, in March 2022, a consultation on a proposal to require large Swiss companies to make disclosures as recommended by the Task Force on Climate-related Financial Disclosures (the TCFD).

In the US, the Securities and Exchange Commission (the SEC) has proposed regulations that would require UBS to include extensive climate-related disclosures in periodic reports beginning in 2024.

In the European Union, the European Commission (the EC) proposed draft legislation on corporate sustainability due diligence, requiring companies to identify and, where necessary, prevent, end, or mitigate adverse impacts of their activities on human rights and the environment. The EC also published a consultation aiming to gain a better understanding of the functioning of environmental, social and governance (ESG) ratings provided by specialized rating agencies. The European Securities and Markets Authority (ESMA) is consulting on revisions to the guidelines on the revised Markets in Financial Instruments Directive (MiFID II) suitability requirements focused on: (i) collection of information from clients regarding sustainability preferences; (ii) assessment of sustainability preferences; and (iii) organizational requirements.

On a global level, the International Sustainability Standards Board (the ISSB) launched a consultation in March 2022 on two of its proposed standards: one defining general sustainability-related disclosure requirements and the other specifying climate-related disclosure requirements.

UBS is assessing the implications of the proposed revisions and amendments.

Other developments

Capital returns

On 6 April 2022, the shareholders approved a dividend of USD 0.50 per share at the Annual General Meeting. The dividend was paid on 14 April 2022 to shareholders of record on 13 April 2022.

The 2021 share repurchase program was concluded on 29 March 2022. A total of 240.3 million UBS Group AG shares were acquired at an aggregate purchase price of CHF 3,810 million, of which 87.7 million shares were repurchased during the first quarter of 2022.

On 31 March 2022, we commenced a new 2022 share repurchase program of up to USD 6 billion over two years. We expect to execute around USD 5 billion of repurchases in aggregate under these programs in 2022. During the first quarter of 2022, we repurchased USD 1.7 billion of shares, including shares repurchased on 31 March 2022, which settled in April 2022.

›    Refer to the “Share information and earnings per share” section of this report for more information

Ownership increase in UBS Securities China

In the first quarter of 2022, we increased our stake in UBS Securities China to 67% from 51%. The closing of the transaction did not affect profit or loss and there was no material effect on our common equity tier 1 (CET1) capital.

Sale of investment in Mitsubishi Corp.-UBS Realty Inc.

In March 2022, we signed an agreement to sell our investment in our Japanese real estate joint venture Mitsubishi Corp.-UBS Realty Inc. to KKR & Co. Inc. The closing of the transaction is subject to required filings and regulatory approvals and is expected in the second quarter of 2022. Our asset management, wealth management and investment banking businesses operating in Japan are not affected by the sale.

Upon closing of the transaction, we expect to record a gain in Asset Management and an increase in CET1 capital related to the sale of approximately USD 0.9 billion.

The French cross-border matter

On 13 December 2021, the French Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. Following a review with FINMA, we will reflect additional operational risk RWA of USD 4.1 billion related to this matter in the first half of 2022, of which USD 2.1 billion has been reflected in the first quarter of 2022.

›    Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Group performance

Group performance

Income statement
	For the quarter ended			% change from
USD million	31.3.22	31.12.21	31.3.21	4Q21	1Q21
Net interest income	1,771	1,770	1,613	0	10
Other net income from financial instruments measured at fair value through profit or loss	2,226	1,365	1,309	63	70
Credit loss (expense) / release	(18)	27	28
Fee and commission income	5,837	6,042	6,169	(3)	(5)
Fee and commission expense	(484)	(513)	(478)	(6)	1
Net fee and commission income	5,353	5,529	5,691	(3)	(6)
Other income	32	40	64	(21)	(50)
Total operating income	9,363	8,732	8,705	7	8
Personnel expenses	4,920	4,216	4,801	17	2
General and administrative expenses	1,208	2,212	1,089	(45)	11
Depreciation, amortization and impairment of non-financial assets	506	574	517	(12)	(2)
Total operating expenses	6,634	7,003	6,407	(5)	4
Operating profit / (loss) before tax	2,729	1,729	2,298	58	19
Tax expense / (benefit)	585	370	471	58	24
Net profit / (loss)	2,144	1,359	1,827	58	17
Net profit / (loss) attributable to non-controlling interests	8	11	3	(26)	165
Net profit / (loss) attributable to shareholders	2,136	1,348	1,824	58	17

Comprehensive income
Total comprehensive income	(72)	1,178	(339)		(79)
Total comprehensive income attributable to non-controlling interests	26	7	(9)	271
Total comprehensive income attributable to shareholders	(98)	1,171	(330)		(70)

Results: 1Q22 vs 1Q21

Profit before tax increased by USD 431 million, or 19%, to USD 2,729 million, reflecting higher operating income, partly offset by higher operating expenses. Operating income increased by USD 658 million, or 8%, to USD 9,363 million, mainly reflecting a USD 1,075 million increase in total combined net interest income and other net income from financial instruments measured at fair value through profit or loss, largely as the first quarter of 2021 included a loss of USD 774 million on the default of a US-based client of our prime brokerage business. These effects were partly offset by USD 338 million lower net fee and commission income. Operating expenses increased by USD 227 million, or 4%, to USD 6,634 million, mainly reflecting USD 119 million higher personnel expenses and a USD 119 million increase in general and administrative expenses.

Operating income: 1Q22 vs 1Q21

Total operating income increased by USD 658 million, or 8%, to USD 9,363 million.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 1,075 million to USD 3,997 million, mainly driven by the Investment Bank and Global Wealth Management.

The Investment Bank increased by USD 920 million to USD 2,004 million, largely reflecting USD 742 million higher net income in Financing, mainly due to the aforementioned  loss in our prime brokerage business in the prior-year quarter. Derivatives & Solutions reflected USD 211 million higher net income as a result of higher revenues related to equity derivatives, rates and foreign exchange products, partly offset by lower credit revenues.

Global Wealth Management increased by USD 142 million to USD 1,442 million, driven by higher net interest income, reflecting increases in deposit and loan volumes, as well as higher deposit margins.

›    Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the quarter ended			% change from
USD million	31.3.22	31.12.21	31.3.21	4Q21	1Q21
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,363	1,384	1,264	(2)	8
Net interest income from financial instruments measured at fair value through profit or loss	408	387	349	5	17
Other net income from financial instruments measured at fair value through profit or loss	2,226	1,365	1,309	63	70
Total	3,997	3,136	2,922	27	37
Global Wealth Management	1,442	1,357	1,300	6	11
of which: net interest income	1,141	1,114	997	2	14
of which: transaction-based income from foreign exchange and other intermediary activity [1]	301	243	303	24	(1)
Personal & Corporate Banking	665	656	605	1	10
of which: net interest income	535	543	513	(1)	4
of which: transaction-based income from foreign exchange and other intermediary activity [1]	130	113	92	15	41
Asset Management	(2)	(1)	(7)	100	(71)
Investment Bank [2]	2,004	1,253	1,084	60	85
Global Banking	115	154	143	(25)	(20)
Global Markets	1,888	1,099	941	72	101
Group Functions	(112)	(129)	(60)	(13)	87

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss. The amounts reported on this line are one component of Transaction-based income in the management discussion and analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.    2 Investment Bank information is provided at the business-line level rather than by financial statement reporting line, in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.

Group performance

Net fee and commission income

Net fee and commission income decreased by USD 338 million to USD 5,353 million.

Net brokerage fees decreased by USD 270 million to USD 1,020 million, reflecting lower levels of client activity in Global Wealth Management, particularly in Asia Pacific, as well as in the Investment Bank in relation to cash equities.

Underwriting fees decreased by USD 220 million to USD 172 million, largely driven by lower equity underwriting revenues from public offerings in the Investment Bank.

Fees for portfolio management and related services increased by USD 179 million to USD 2,463 million, largely driven by Global Wealth Management, reflecting net new fee-generating assets and positive market performance.

›    Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income was USD 32 million, compared with USD 64 million in the prior-year quarter. The decrease mainly reflected a valuation loss of USD 23 million in Personal & Corporate Banking and Global Wealth Management related to UBS’s equity ownership of SIX Group, compared with a valuation gain of USD 37 million in the first quarter of 2021. This decrease was partly offset by gains related to the repurchase of UBS’s own debt instruments, compared with losses in the prior-year quarter.

Credit loss expense / release

Total net credit loss expenses were USD 18 million, compared with net credit loss releases of USD 28 million in the prior-year quarter, reflecting net expenses of USD 11 million related to stage 1 and 2 positions and net expenses of USD 7 million related to stage 3 positions.

›    Refer to “Note 7 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.3.22
Stages 1 and 2	5	(13)	0	(3)	0	(11)
Stage 3	2	(10)	0	0	0	(7)
Total credit loss (expense) / release	7	(23)	0	(4)	0	(18)

For the quarter ended 31.12.21
Stages 1 and 2	2	(4)	0	2	0	(1)
Stage 3	1	14	(1)	14	0	28
Total credit loss (expense) / release	2	10	(1)	16	0	27

For the quarter ended 31.3.21
Stages 1 and 2	4	16	0	5	0	26
Stage 3	(2)	8	0	(4)	0	3
Total credit loss (expense) / release	3	23	0	2	0	28

Operating expenses: 1Q22 vs 1Q21

Operating expenses increased by USD 227 million, or 4%, to USD 6,634 million.

Personnel expenses

Personnel expenses increased by USD 119 million to USD 4,920 million, largely reflecting USD 77 million higher expenses for salaries and variable compensation. This included net restructuring expenses of USD 49 million, compared with zero in the prior-year quarter. Variable compensation increased, partly offset by lower salary costs, reflecting foreign currency translation effects and a decrease in accruals for untaken vacation. In addition, financial advisor compensation increased by USD 50 million, resulting from higher compensable revenues.

›    Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses increased by USD 119 million to USD 1,208 million, largely driven by higher expenses for litigation, regulatory and similar matters, outsourcing, IT, and consulting.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

›    Refer to “Note 6 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

›    Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2021 for more information about litigation, regulatory and similar matters

Operating expenses
	For the quarter ended			% change from
USD million	31.3.22	31.12.21	31.3.21	4Q21	1Q21
Personnel expenses	4,920	4,216	4,801	17	2
of which: salaries and variable compensation	2,948	2,283	2,871	29	3
of which: financial advisor compensation [1]	1,220	1,269	1,170	(4)	4
of which: other personnel expenses [2]	752	665	759	13	(1)
General and administrative expenses	1,208	2,212	1,089	(45)	11
of which: net expenses for litigation, regulatory and similar matters	57	826	9	(93)	533
of which: other general and administrative expenses	1,151	1,386	1,080	(17)	6
Depreciation, amortization and impairment of non-financial assets	506	574	517	(12)	(2)
Total operating expenses	6,634	7,003	6,407	(5)	4

1 Financial advisor compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Consists of expenses related to contractors, social security, and post-employment benefit plans, as well as other personnel expenses.

Tax: 1Q22 vs 1Q21

We recognized income tax expenses of USD 585 million for the first quarter of 2022, representing an effective tax rate of 21.4%, compared with USD 471 million for the first quarter of 2021 and an effective tax rate of 20.5%. Current tax expenses were USD 364 million, compared with USD 406 million, and related to taxable profits of UBS Switzerland AG and other entities. Deferred tax expenses were USD 221 million, compared with USD 65 million, and primarily related to the amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc. Excluding any potential effects from the remeasurement of deferred tax assets in connection with this year’s business planning process and any potential US corporate tax rate changes or other material jurisdictional statutory tax rate changes that could be enacted, we expect a tax rate for the remaining nine months of 2022 of around 21%. This reflects the effects of the limited tax expense impact in relation to the sale of our investment in Mitsubishi Corp.-UBS Realty Inc., which is expected to close in the second quarter of 2022.

›    Refer to the “Recent developments” section of this report for more information about the sale of our investment in Mitsubishi Corp.-UBS Realty Inc.

Group performance

Total comprehensive income attributable to shareholders

In the first quarter of 2022, total comprehensive income attributable to shareholders was negative USD 98 million, reflecting net profit of USD 2,136 million and other comprehensive income (OCI), net of tax, of negative USD 2,234 million.

OCI related to cash flow hedges was negative USD 2,184 million, mainly reflecting net unrealized losses on US dollar hedging derivatives resulting from significant increases in the relevant US dollar long-term interest rates.

OCI associated with financial assets measured at fair value through OCI was negative USD 327 million, mainly reflecting net unrealized losses of USD 439 million following significant increases in the relevant US dollar long-term interest rates.

Foreign currency translation OCI was negative USD 263 million, mainly resulting from a weakening of the Swiss franc (1%) and the euro (3%) against the US dollar.

OCI related to own credit on financial liabilities designated at fair value was positive USD 423 million, primarily due to a widening of our own credit spreads.

OCI related to cost of hedging was positive USD 77 million, mainly driven by a widening of the US dollar / euro cross-currency basis that increased the fair value of the cross-currency swaps.

Defined benefit plan OCI was positive USD 40 million, reflecting positive net pre-tax OCI related to our non-Swiss pension plans of USD 264 million, mainly driven by the UK pension plan, partly offset by negative pre-tax OCI in our Swiss pension plan of USD 222 million. The negative pre-tax OCI in the Swiss pension plan was predominantly driven by an extraordinary employer contribution of USD 209 million that increased the gross plan assets and resulted in an offsetting OCI loss as no net pension asset could be recognized on the balance sheet as of 31 March 2022 due to the asset ceiling. As announced in 2018, UBS agreed to mitigate the effects from changes to the Swiss pension plan implemented in 2019 and contributed CHF 646 million (USD 698 million) in three installments in 2020, 2021 and 2022. The extraordinary contribution of USD 209 million in the first quarter of 2022 reflects the third and final installment paid.

›    Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

›    Refer to “Note 8 Fair value measurement” in the “Consolidated financial statements” section of this report for more information about own credit on financial liabilities designated at fair value

›    Refer to “Note 27 Post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2021 for more information about OCI related to defined benefit plans

Sensitivity to interest rate movements

As of 31 March 2022, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 1.7 billion in Global Wealth Management and Personal & Corporate Banking in the first year after such a shift. Of this increase, approximately USD 0.9 billion, USD 0.4 billion and USD 0.2 billion would result from changes in US dollar, Swiss franc and euro interest rates, respectively. A parallel shift in yield curves by –100 basis points could lead to a combined decrease in annual net interest income of approximately USD 1.1 billion in Global Wealth Management and Personal & Corporate Banking in the first year after such a shift, mainly driven by positions denominated in US dollars.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 31 March 2022 applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

›    Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book

Key figures and personnel

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Cost / income ratio: 1Q22 vs 1Q21

The cost / income ratio was 70.7%, compared with 73.8%, reflecting an increase in income, partly offset by an increase in expenses. The cost / income ratio is measured based on income before credit loss expenses or releases.

Common equity tier 1 capital: 1Q22 vs 4Q21

During the first quarter of 2022, our common equity tier 1 (CET1) capital decreased by USD 0.7 billion to USD 44.6 billion, mainly as operating profit before tax of USD 2.7 billion was more than offset by share repurchases of USD 1.7 billion, dividend accruals of USD 0.4 billion, a USD 0.4 billion negative effect from financial assets at fair value through OCI with a life-to-date OCI loss, current tax expenses of USD 0.4 billion and negative effects from foreign currency translation and defined benefit plans of USD 0.3 billion and USD 0.1 billion, respectively.

Return on CET1 capital: 1Q22 vs 1Q21

The annualized return on CET1 capital (RoCET1) was 19.0%, compared with 18.2%, driven by higher net profit attributable to shareholders, partly offset by an increase in average CET1 capital.

Risk-weighted assets: 1Q22 vs 4Q21

Risk-weighted assets (RWA) increased by USD 9.8 billion to USD 312.0 billion, driven by increases from asset size and other movements of USD 7.7 billion, model updates of USD 3.1 billion, and regulatory add-ons of USD 0.7 billion, partly offset by a decrease from currency effects of USD 1.7 billion.

Common equity tier 1 capital ratio: 1Q22 vs 4Q21

Our CET1 capital ratio decreased 0.7 percentage points to 14.3%, reflecting a USD 9.8 billion increase in RWA and a decrease in CET1 capital of USD 0.7 billion.

Leverage ratio denominator: 1Q22 vs 4Q21

The leverage ratio denominator (LRD) increased by USD 4.1 billion to USD 1,073.0 billion, reflecting an increase in asset size and other movements of USD 14.1 billion, partly offset by a decrease due to currency effects of USD 10.0 billion.

Common equity tier 1 leverage ratio: 1Q22 vs 4Q21

Our CET1 leverage ratio decreased to 4.16% from 4.24%, due to the aforementioned decrease in CET1 capital and a USD 4.1 billion increase in LRD.

Going concern leverage ratio: 1Q22 vs 4Q21

Our going concern leverage ratio decreased to 5.6% from 5.7%, reflecting a decrease in going concern capital of USD 0.4 billion and the aforementioned increase in LRD.

Personnel: 1Q22 vs 4Q21

The number of personnel employed as of 31 March 2022 was broadly stable at 71,697 (full-time equivalents), a net increase of 312 compared with 31 December 2021.

Return on equity and CET1 capital
	As of or for the quarter ended
USD million, except where indicated	31.3.22	31.12.21	31.3.21

Net profit
Net profit attributable to shareholders	2,136	1,348	1,824

Equity
Equity attributable to shareholders	58,855	60,662	58,026
Less: goodwill and intangible assets	6,383	6,378	6,427
Tangible equity attributable to shareholders	52,472	54,283	51,599
Less: other CET1 deductions	7,878	9,003	11,173
CET1 capital	44,593	45,281	40,426

Return on equity
Return on equity (%)	14.3	8.9	12.4
Return on tangible equity (%)	16.0	10.0	14.0
Return on common equity tier 1 capital (%)	19.0	11.9	18.2

Outlook

Russia’s invasion of Ukraine has implications for the global economy and markets, increasing upward pressure on energy and commodity prices, as well as adding to concerns about disruptions to supply chains and the continuing effects of the pandemic and related restrictions, particularly in Asia Pacific. Elevated global inflation and tight labor markets in many countries have started to lead to more restrictive monetary policy, and this has become an additional concern for the market. Investor sentiment turned more cautious in the first quarter of 2022, as these factors raised questions around the sustainability and shape of the recovery, deglobalization and inflation.

While the path of economic growth has become much more uncertain, we expect growth in economic activity to continue, although increased uncertainty may continue to affect client activity levels and asset prices. Rising interest rates, notably US dollar rates, are expected to lead to higher net interest income.

Our clients value our capital strength and expert guidance, particularly in these uncertain times, and we remain focused on supporting them with advice and solutions.

UBS business divisions and Group Functions

Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.22	31.12.21	31.3.21	4Q21	1Q21

Results
Net interest income	1,141	1,114	997	2	14
Recurring net fee income[2]	2,806	2,896	2,629	(3)	7
Transaction-based income[2]	954	807	1,183	18	(19)
Other income	3	5	37	(34)	(91)
Income	4,904	4,822	4,845	2	1
Credit loss (expense) / release	7	2	3	211	159
Total operating income	4,912	4,824	4,848	2	1
Total operating expenses	3,602	4,261	3,439	(15)	5
Business division operating profit / (loss) before tax	1,310	563	1,409	133	(7)

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	(7.0)	(34.8)	15.7
Cost / income ratio (%)[2]	73.4	88.4	71.0
Average attributed equity (USD billion)[3]	19.9	19.3	18.3	3	9
Return on attributed equity (%)[2,3]	26.3	11.6	30.8
Financial advisor compensation[4]	1,220	1,269	1,170	(4)	4
Net new fee-generating assets (USD billion)[2]	19.4	26.9	36.2
Fee-generating assets (USD billion)[2]	1,414	1,482	1,328	(5)	6
Fee-generating asset margin (bps)[2]	81.6	80.5	86.0
Invested assets (USD billion)[2]	3,145	3,303	3,108	(5)	1
Loans, gross (USD billion)[5]	230.3	234.1	219.4	(2)	5
Customer deposits (USD billion)[5]	372.3	369.8	336.7	1	11
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,6]	0.2	0.2	0.3
Advisors (full-time equivalents)	9,300	9,329	9,582	0	(3)

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.    4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas. Consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    5 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.    6 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures. Excludes loans to financial advisors.

Results: 1Q22 vs 1Q21

Profit before tax decreased by USD 99 million, or 7%, to USD 1,310 million, driven by higher operating expenses, partly offset by higher operating income.

Operating income

Total operating income increased by USD 64 million, or 1%, to USD 4,912 million, mainly due to increases across recurring net fee and net interest income, partly offset by a decrease in transaction-based income.

Net interest income increased by USD 144 million to USD 1,141 million, mainly driven by deposit revenues, resulting from increases in deposit volumes and margins, as well as higher loan revenues, reflecting an increase in loan volumes.

Recurring net fee income increased by USD 177 million, or 7%, to USD 2,806 million, primarily driven by net new fee-generating assets and positive market performance.

Transaction-based income decreased by USD 229 million, or 19%, to USD 954 million, mainly driven by lower levels of client activity, particularly in Asia Pacific.

Other income decreased by USD 34 million to USD 3 million, mainly driven by a valuation loss of USD 6 million on our equity ownership of SIX Group, compared with a USD 9 million gain in the first quarter of 2021, and lower gains from sales of securities positions.

Net credit loss releases were USD 7 million, primarily related to stage 1 and 2 positions, compared with net releases of USD 3 million in the first quarter of 2021.

Operating expenses

Total operating expenses increased by USD 163 million, or 5%, to USD 3,602 million. The increase was mainly driven by higher financial advisor compensation, an increase in provisions for litigation, regulatory and similar matters, and higher restructuring expenses.

Fee-generating assets: 1Q22 vs 4Q21

Fee-generating assets decreased by USD 68.0 billion, or 5%, to USD 1,414 billion, mainly driven by net negative market performance and foreign currency effects of USD 82.3 billion. Also included in the decrease in fee-generating assets is a reclassification due to strategic decisions by UBS to exit markets or services and due to sanctions related to Russia’s invasion of Ukraine. These decreases were partly offset by net new fee-generating asset inflows of USD 19.4 billion, with net inflows across all regions.

Loans: 1Q22 vs 4Q21

Loans decreased by USD 3.8 billion, or 2%, to USD 230.3 billion, mainly driven by a reduction of Lombard lending and negative foreign exchange effects, partly offset by net new loans.

Global Wealth Management

Regional breakdown of performance measures
As of or for the quarter ended 31.3.22 USD billion, except where indicated	Americas[1]	Switzerland	EMEA[2]	Asia Pacific	Global Wealth Management[3]
Total operating income (USD million)	2,705	514	988	709	4,912
Operating profit / (loss) before tax (USD million)	439	249	347	288	1,310
Cost / income ratio (%)[4]	84.1	51.3	64.9	59.3	73.4
Loans, gross	95.7[5]	43.5	45.4	45.1	230.3
Net new loans	3.7	0.9	(1.0)	(3.1)	0.5
Fee-generating assets[4]	864	125	313	110	1,414
Net new fee-generating assets[4]	12.0	3.0	4.0	0.4	19.4
Net new fee-generating asset growth rate (%)[4]	5.4	9.2	4.8	1.3	5.2
Invested assets[4]	1,772	270	605	494	3,145
Advisors (full-time equivalents)	6,199	686	1,472	861	9,300

1 Including the following business units: United States and Canada; and Latin America.    2 Including the following business units: Europe; Central & Eastern Europe, Greece and Israel; and Middle East and Africa.    3 Including minor functions, which are not included in the four regions individually presented in this table, with total operating income of negative USD 5 million, USD 13 million of operating loss before tax, USD 0.6 billion of loans, USD 0.0 billion of net new loan inflows, USD 0.9 billion of fee-generating assets, USD 0.0 billion of net new fee-generating asset outflows, USD 3 billion of invested assets and 82 advisors in the first quarter of 2022.    4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    5 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.

Regional comments 1Q22 vs 1Q21, except where indicated

Americas

Profit before tax decreased by USD 28 million to USD 439 million. Total operating income increased by USD 158 million, or 6%, to USD 2,705 million, mainly driven by higher recurring net fee and net interest income. The cost / income ratio increased to 84.1% from 81.7%. Loans increased 4% compared with the fourth quarter of 2021, to USD 96 billion, reflecting USD 3.7 billion of net new loans, which were mostly mortgages and Lombard loans. Net new fee-generating assets were USD 12.0 billion, resulting in an annualized net new fee-generating asset growth rate of 5.4%.

Switzerland

Profit before tax increased by USD 58 million to USD 249 million. Total operating income increased by USD 49 million, or 11%, to USD 514 million, mainly driven by higher net interest, recurring net fee and transaction-based income. The cost / income ratio decreased to 51.3% from 59.0%. Loans increased 1% compared with the fourth quarter of 2021, to USD 43 billion, reflecting USD 0.9 billion of net new loans. Net new fee-generating assets were USD 3.0 billion, resulting in an annualized net new fee-generating asset growth rate of 9.2%.

EMEA

Profit before tax increased by USD 60 million to USD 347 million. Total operating income increased by USD 36 million, or 4%, to USD 988 million, mainly driven by higher net interest and recurring net fee income. The cost / income ratio decreased to 64.9% from 69.9%. Loans decreased 8% compared with the fourth quarter of 2021, to USD 45 billion, reflecting a reduction in Lombard lending, net new loan outflows and negative foreign exchange effects. Net new fee-generating assets were USD 4.0 billion, resulting in an annualized net new fee-generating asset growth rate of 4.8%.

Asia Pacific

Profit before tax decreased by USD 180 million to USD 288 million. Total operating income decreased by USD 172 million, or 20%, to USD 709 million, mainly driven by lower transaction-based income. The cost / income ratio increased to 59.3% from 46.9%. Loans decreased 7% compared with the fourth quarter of 2021, to USD 45 billion, reflecting USD 3.1 billion of net new loan outflows as the current market uncertainty led to clients deleveraging. Net new fee-generating assets were USD 0.4 billion, resulting in an annualized net new fee-generating asset growth rate of 1.3%.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.22	31.12.21	31.3.21	4Q21	1Q21

Results
Net interest income	493	497	470	(1)	5
Recurring net fee income[2]	210	205	182	2	15
Transaction-based income[2]	300	271	239	10	25
Other income	(1)	12	38
Income	1,002	985	929	2	8
Credit loss (expense) / release	(21)	9	22
Total operating income	981	995	950	(1)	3
Total operating expenses	586	660	593	(11)	(1)
Business division operating profit / (loss) before tax	395	335	358	18	10

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	10.4	5.1	11.0
Cost / income ratio (%)[2]	58.5	67.0	63.8
Average attributed equity (CHF billion)[3]	8.7	8.5	8.3	2	5
Return on attributed equity (%)[2,3]	18.2	15.8	17.3
Net interest margin (bps)[2]	141	143	137
Fee and trading income for Corporate & Institutional Clients[2]	221	190	192	17	16
Investment products for Personal Banking (CHF billion)[2]	23.1	23.5	20.9	(2)	10
Net new investment products for Personal Banking (CHF billion)[2]	0.97	0.26	0.85
Active Digital Banking clients in Personal Banking (%)[2,4]	73.2	71.7	69.4
Active Mobile Banking clients in Personal Banking (%)[2]	52.1	49.6	44.2
Active Digital Banking clients in Corporate & Institutional Clients (%)[2]	80.2	79.7	79.3
Loans, gross (CHF billion)	141.3	139.3	138.1	1	2
Customer deposits (CHF billion)	161.5	162.1	162.5	0	(1)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,5]	0.8	0.9	1.1

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.    4 In the first quarter of 2022, 84.8% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    5 Refer to the “Risk management and control” section of this report for more information about (credit)-impaired exposures.

Personal & Corporate Banking

Results: 1Q22 vs 1Q21

Profit before tax increased by CHF 37 million, or 10%, to CHF 395 million, reflecting higher operating income and lower operating expenses.

Operating income

Total operating income increased by CHF 31 million, or 3%, to CHF 981 million, reflecting a CHF 112 million increase from strong business momentum, with higher transaction-based, recurring net fee and net interest income, partly offset by a CHF 16 million valuation loss compared with a CHF 26 million gain in the first quarter of 2021. The first quarter of 2022 included net credit loss expenses of CHF 21 million, compared with CHF 22 million net credit loss releases in the same quarter of the prior year.

Net interest income increased by CHF 23 million to CHF 493 million, mainly driven by deposit management actions that led to higher deposit fees and a decrease in liquidity and funding costs. Growth in loans more than offset the impact from pressure on margins.

Recurring net fee income increased by CHF 28 million to CHF 210 million, mostly driven by higher revenues from mandate, custody and investment fund fees, mainly due to an increase in average custody assets largely reflecting net new investment product inflows, as well as higher revenues from account fees.

Transaction-based income increased by CHF 61 million to CHF 300 million, mainly driven by higher revenues from credit card and foreign exchange transactions, including the effects of a continued increase in spending on travel and leisure by clients following the easing of COVID-19-related restrictions in certain countries.

Other income was negative CHF 1 million, compared with positive CHF 38 million, mostly due to a valuation loss of CHF 16 million on our equity ownership of SIX Group, compared with a gain of CHF 26 million in the first quarter of 2021.

Net credit loss expenses were CHF 21 million, compared with net releases of CHF 22 million for the first quarter of 2021.

Operating expenses

Total operating expenses decreased by CHF 7 million, or 1%, to CHF 586 million, mainly due to lower real estate expenses for our branch network, as the first quarter of 2021 included accelerated depreciation resulting from the closure of 44 branches in that quarter. This decrease was partly offset by higher investments in technology.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.22	31.12.21	31.3.21	4Q21	1Q21

Results
Net interest income	535	543	513	(2)	4
Recurring net fee income[2]	227	224	198	2	15
Transaction-based income[2]	325	296	261	10	25
Other income	(1)	13	41
Income	1,086	1,077	1,013	1	7
Credit loss (expense) / release	(23)	10	23
Total operating income	1,064	1,086	1,037	(2)	3
Total operating expenses	635	721	647	(12)	(2)
Business division operating profit / (loss) before tax	428	365	389	17	10

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	10.0	3.5	16.5
Cost / income ratio (%)[2]	58.5	67.0	63.9
Average attributed equity (USD billion)[3]	9.4	9.2	9.1	2	3
Return on attributed equity (%)[2,3]	18.2	15.9	17.1
Net interest margin (bps)[2]	140	144	137
Fee and trading income for Corporate & Institutional Clients[2]	240	207	209	16	15
Investment products for Personal Banking (USD billion)[2]	25.0	25.8	22.2	(3)	13
Net new investment products for Personal Banking (USD billion)[2]	1.05	0.28	0.92
Active Digital Banking clients in Personal Banking (%)[2,4]	73.2	71.7	69.4
Active Mobile Banking clients in Personal Banking (%)[2]	52.1	49.6	44.2
Active Digital Banking clients in Corporate & Institutional Clients (%)[2]	80.2	79.7	79.3
Loans, gross (USD billion)	152.9	152.8	146.0	0	5
Customer deposits (USD billion)	174.8	177.8	171.9	(2)	2
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[2,5]	0.8	0.9	1.1

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.    4 In the first quarter of 2022, 84.8% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    5 Refer to the “Risk management and control” section of this report for more information about (credit)-impaired exposures.

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.22	31.12.21	31.3.21	4Q21	1Q21

Results
Net management fees[2]	561	627	545	(11)	3
Performance fees	17	94	92	(82)	(82)
Credit loss (expense) / release	0	(1)	0
Total operating income	578	721	637	(20)	(9)
Total operating expenses	404	387	410	4	(2)
Business division operating profit / (loss) before tax	174	334	227	(48)	(23)

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[3]	(23.1)	(16.7)	44.7
Cost / income ratio (%)[3]	69.8	53.6	64.4
Average attributed equity (USD billion)[4]	1.8	1.8	2.2	(1)	(21)
Return on attributed equity (%)[3,4]	39.5	74.6	40.8
Gross margin on invested assets (bps)[3]	20	24	23

Information by business line / asset class
Net new money (USD billion)[3]
Equities	(2.4)	5.8	6.4
Fixed Income	4.1	7.5	13.5
of which: money market	(6.5)	(1.1)	4.3
Multi-asset & Solutions	4.0	1.1	3.7
Hedge Fund Businesses	1.6	1.3	2.0
Real Estate & Private Markets	0.4	(0.7)	0.6
Total net new money	7.7	15.1	26.2
of which: net new money excluding money market	14.2	16.2	21.9

Invested assets (USD billion)[3]
Equities	537	580	526	(7)	2
Fixed Income	277	285	279	(3)	(1)
of which: money market	86	92	101	(7)	(15)
Multi-asset & Solutions	185	193	175	(4)	5
Hedge Fund Businesses	56	55	50	2	11
Real Estate & Private Markets	99	98	92	1	8
Total invested assets	1,154	1,211	1,121	(5)	3
of which: passive strategies	516	540	469	(5)	10

Information by region
Invested assets (USD billion)[3]
Americas	278	287	267	(3)	4
Asia Pacific	175	190	185	(8)	(5)
Europe, Middle East and Africa (excluding Switzerland)	315	334	305	(6)	3
Switzerland	386	399	364	(3)	6
Total invested assets	1,154	1,211	1,121	(5)	3

Information by channel
Invested assets (USD billion)[3]
Third-party institutional	672	707	656	(5)	2
Third-party wholesale	137	145	133	(6)	3
UBS’s wealth management businesses	345	359	332	(4)	4
Total invested assets	1,154	1,211	1,121	(5)	3

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.    3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    4 Refer to the “Capital management” section of this report for more information.

Asset Management

Results: 1Q22 vs 1Q21

Profit before tax decreased by USD 53 million, or 23%, to USD 174 million, reflecting lower performance fees, only partly offset by higher net management fees and lower operating expenses.

Operating income

Total operating income decreased by USD 59 million, or 9%, to USD 578 million.

Net management fees increased by USD 16 million, or 3%, to USD 561 million, reflecting net new money generation over the last twelve months, partly offset by a decline in market valuations.

Performance fees decreased by USD 75 million to USD 17 million, as the first quarter of 2021 included particularly high levels of performance fees, mainly in our Hedge Fund Businesses.

Operating expenses

Total operating expenses decreased by USD 6 million, or 2%, to USD 404 million, mainly driven by lower personnel expenses.

Invested assets: 1Q22  vs 4Q21

Invested assets decreased by USD 57 billion to USD 1,154 billion, reflecting both negative market performance of USD 53 billion and foreign currency effects of USD 11 billion, partly offset by net new money inflows of USD 8 billion.

Excluding money market flows, net new money inflows were USD 14 billion.

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.22	31.12.21	31.3.21	4Q21	1Q21

Results
Advisory	216	196	223	10	(3)
Capital Markets	334	501	565	(33)	(41)
Global Banking	550	696	788	(21)	(30)
Execution Services	496	452	555	10	(11)
Derivatives & Solutions	1,418	622	1,246	128	14
Financing	444	448	(319)	(1)
Global Markets	2,358	1,523	1,483	55	59
of which: Equities	1,705	1,107	920	54	85
of which: Foreign Exchange, Rates and Credit	653	415	563	57	16
Income	2,908	2,219	2,271	31	28
Credit loss (expense) / release	(4)	16	2
Total operating income	2,905	2,235	2,273	30	28
Total operating expenses	1,976	1,522	1,862	30	6
Business division operating profit / (loss) before tax	929	713	412	30	126

Performance measures and other information
Pre-tax profit growth (year-on-year, %)[2]	125.6	34.7	(41.9)
Cost / income ratio (%)[2]	67.9	68.6	82.0
Average attributed equity (USD billion)[3]	13.2	13.2	13.0	(1)	2
Return on attributed equity (%)[2,3]	28.2	21.5	12.7
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	10	11	2	(1)

1 Comparative figures in this table may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.    3 Refer to the “Capital management” section of this report for more information.

Investment Bank

Results: 1Q22 vs 1Q21

Profit before tax increased by USD 517 million, or 126%, to USD 929 million, driven by higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 632 million, or 28%, to USD 2,905 million, mainly reflecting higher revenues in Global Markets, partly offset by lower revenues in Global Banking.

Global Banking

Global Banking revenues decreased by USD 238 million, or 30%, to USD 550 million, mostly driven by lower Capital Markets revenues, compared with a 36% decrease in the overall global fee pool.

Advisory revenues decreased by USD 7 million, or 3%, to USD 216 million, as higher revenues from merger and acquisition transactions were more than offset by lower other advisory fee revenues, while the global fee pool size was broadly unchanged.

Capital Markets revenues decreased by USD 231 million, or 41%, to USD 334 million, reflecting a challenging market environment. Equity Capital Markets (ECM) revenues decreased by USD 191 million, or 66%, compared with a 72% decrease in the global ECM fee pool, and Leveraged Capital Markets (LCM) revenues decreased by USD 29 million, or 24%, compared with a 34% decrease in the global LCM fee pool.

Global Markets

Global Markets revenues increased by USD 875 million, or 59%, to USD 2,358 million, mainly due to the first quarter of 2021 including a USD 774 million loss on the default of a US-based client of our prime brokerage business. Excluding that loss, revenues increased by USD 101 million, or 4%, primarily driven by higher revenues in Equity Derivatives, Rates and Foreign Exchange, partly offset by lower Capital Market Financing revenues.

Execution Services revenues decreased by USD 59 million, or 11%, to USD 496 million, partly driven by lower Cash Equities revenues.

Derivatives & Solutions revenues increased by USD 172 million, or 14%, to USD 1,418 million, driven by Equity Derivatives, Rates and Foreign Exchange, benefiting from elevated volatility, partly offset by lower revenues in Credit.

Financing revenues were positive USD 444 million, compared with negative USD 319 million. Excluding the aforementioned loss, revenues decreased by USD 11 million, or 2%, as increases in Clearing revenues were more than offset by lower Capital Market Financing revenues.

Equities

Global Markets Equities revenues increased by USD 785 million, or 85%, to USD 1,705 million, as the first quarter of 2021 included the aforementioned loss in our prime brokerage business. Excluding that loss, Equities revenues were marginally higher.

Foreign Exchange, Rates and Credit

Global Markets Foreign Exchange, Rates and Credit revenues increased by USD 90 million, or 16%, to USD 653 million, driven by Rates and Foreign Exchange products, which benefited from a constructive market environment, partly offset by decreases in Credit revenues.

Credit loss expense / release

Net credit loss expenses were USD 4 million, compared with net credit loss releases of USD 2 million.

Operating expenses

Total operating expenses increased by USD 114 million, or 6%, to USD 1,976 million, mainly driven by an increase in variable compensation.

Group Functions

Group Functions[1]
	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.22	31.12.21	31.3.21	4Q21	1Q21

Results
Total operating income	(95)	(134)	(90)	(29)	5
Total operating expenses	18	113	49	(84)	(64)
Operating profit / (loss) before tax	(112)	(246)	(139)	(54)	(19)
of which: Group Treasury	(162)	(142)	(104)	14	55
of which: Non-core and Legacy Portfolio	45	(35)	5		860
of which: Group Services	5	(69)	(39)

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Results: 1Q22 vs 1Q21

Group Functions recorded a loss before tax of USD 112 million, compared with a loss of USD 139 million.

Group Treasury

The Group Treasury result was negative USD 162 million, compared with negative USD 104 million.

Income from accounting asymmetries, including hedge accounting ineffectiveness, was net negative USD 138 million, compared with net negative income of USD 92 million. Accounting asymmetries are generally expected to mean revert to zero over time.

Income related to centralized Group Treasury risk management was negative USD 17 million, compared with negative USD 2 million.

Operating expenses decreased by USD 6 million to USD 7 million.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was positive USD 45 million, compared with positive USD 5 million. This result was mainly due to valuation gains of USD 51 million on our USD 1.6 billion portfolio of auction rate securities (ARS). Our remaining exposures to ARS were all rated investment grade as of 31 March 2022.

Group Services

The Group Services result was positive USD 5 million, compared with negative USD 39 million, mainly related to lower expenses relating to our legal entity transformation program.

Selected financial information of our business divisions and Group Functions

Selected financial information of our business divisions and Group Functions

Performance of our business divisions and Group Functions[1]
	For the quarter ended 31.3.22
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,912	1,064	578	2,905	(95)	9,363

Operating expenses	3,602	635	404	1,976	18	6,634
of which: net restructuring expenses	17	7	1	23	0	49

Operating profit / (loss) before tax	1,310	428	174	929	(112)	2,729

	For the quarter ended 31.12.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,824	1,086	721	2,235	(134)	8,732

Operating expenses	4,261	721	387	1,522	113	7,003
of which: net restructuring expenses	23	4	4	27	2	60

Operating profit / (loss) before tax	563	365	334	713	(246)	1,729

	For the quarter ended 31.3.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,848	1,037	637	2,273	(90)	8,705

Operating expenses	3,439	647	410	1,862	49	6,407

Operating profit / (loss) before tax	1,409	389	227	412	(139)	2,298

1 The “of which” components of operating income and operating expenses disclosed in this table are items that are not recurring or necessarily representative of the underlying business performance for the reporting period specified.

Risk, capital, liquidity and funding, and balance sheet

Management report

Table of contents

27	Risk management and control
27	Credit risk
29	Market risk
30	Country risk
30	Non-financial risk

32	Capital management
33	Swiss SRB requirements and information
34	Total loss-absorbing capacity
38	Risk-weighted assets
40	Leverage ratio denominator
42	Equity attribution and return on attributed equity

43	Liquidity and funding management
43	Strategy, objectives and governance
43	Liquidity coverage ratio
43	Net stable funding ratio

44	Balance sheet and off-balance sheet
44	Strategy, objectives and governance
44	Balance sheet assets
44	Balance sheet liabilities
45	Equity
46	Off-balance sheet

47	Share information and earnings per share

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2021.

Credit risk

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.3.22
Stages 1 and 2	5	(13)	0	(3)	0	(11)
Stage 3	2	(10)	0	0	0	(7)
Total credit loss (expense) / release	7	(23)	0	(4)	0	(18)

For the quarter ended 31.12.21
Stages 1 and 2	2	(4)	0	2	0	(1)
Stage 3	1	14	(1)	14	0	28
Total credit loss (expense) / release	2	10	(1)	16	0	27

Credit loss expense / release

Total net credit loss expenses were USD 18 million, reflecting net expenses of USD 11 million related to stage 1 and 2 positions and net expenses of USD 7 million related to stage 3 positions.

›    Refer to “Note 7 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release

›    Refer to “Note 1 Summary of material accounting policies,” “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of our Annual Report 2021 for information about scenario updates

Overall banking products exposures

Overall banking products exposure increased by USD 13 billion, to USD 706 billion as of 31 March 2022, driven by a USD 14 billion increase in balances at central banks. This was partially offset as total loans and advances to customers in Global Wealth Management decreased by USD 3.9 billion, to USD 225 billion, driven by our Lombard portfolio, mainly due to clients in Asia Pacific deleveraging and a reduction of exposures to Russia-related borrowers.

Credit-impaired gross exposure decreased by USD 116 million to USD 2,494 million, with decreases across Global Wealth Management and Personal & Corporate Banking.

In aggregate, exposure related to traded products increased by USD 6.7 billion to USD 53.0 billion during the first quarter of 2022, mainly due to higher levels of market volatility impacting existing portfolios in the Investment Bank.

Loan underwriting

In the Investment Bank, the loan underwriting business experienced a lower level of origination activity compared with prior quarters in 2021. As of 31 March 2022, mandated loan underwriting commitments totaled USD 3.0 billion on a notional basis (compared with USD 6.6 billion as of 31 December 2021). As of 31 March 2022, USD 0.4 billion of commitments had not yet been distributed as originally planned.

Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter. Credit hedges are in place to help protect against fair value movements in the portfolio.

Credit exposure to commodity markets

Russia’s invasion of Ukraine has implications for the global economy and markets, with upward pressure on energy and other commodity prices, as well as heightened concerns about disruptions to supply chains beyond direct impacts on Russia or Ukraine.

Our commodity trade finance portfolio in Personal & Corporate Banking focuses on energy and base-metal trading companies, where the related commodity price risk is hedged to a large extent by the commodity trader. The majority of limits in this business are uncommitted, transactional and short-term in nature. Our portfolio size was USD 9 billion (CHF 8 billion) as of 31 March 2022, compared with USD 8 billion (CHF 7 billion) as of 31 December 2021, with the change mainly driven by the appreciation of commodity prices.

UBS is monitoring the situation closely. While the unusually high market volatility impacted some commodity traders’ liquidity in early March, they took additional measures to secure their liquidity position. Meanwhile, the situation for commodity traders has further stabilized following a reduction in commodity prices and volatility levels.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Banking and traded products exposure in our business divisions and Group Functions
	31.3.22
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	343,285	233,355	1,680	76,267	51,780	706,367
of which: loans and advances to customers (on-balance sheet)	224,675	152,898	0	13,555	1,862	392,990
of which: guarantees and loan commitments (off-balance sheet)	10,303	28,794	5	14,380	7,053	60,535
Traded products[2,3]
Gross exposure	10,109	505	0	42,382		52,997
of which: over-the-counter derivatives	7,687	485	0	14,622		22,793
of which: securities financing transactions	0	0	0	20,331		20,331
of which: exchange-traded derivatives	2,423	20	0	7,429		9,872
Other credit lines, gross[4]	12,220	22,686	0	6,380	110	41,396

Total credit-impaired exposure, gross (stage 3)	685	1,550	0	259	0	2,494
Total allowances and provisions for expected credit losses (stages 1 to 3)	253	703	0	189	3	1,148
of which: stage 1	82	127	0	62	3	275
of which: stage 2	42	153	0	39	0	234
of which: stage 3 (allowances and provisions for credit-impaired exposures)	130	422	0	88	0	639

	31.12.21
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	337,266	229,334	1,520	59,352	65,514	692,985
of which: loans and advances to customers (on-balance sheet)	228,598	152,847	0	13,720	3,445	398,611
of which: guarantees and loan commitments (off-balance sheet)	10,772	29,737	0	14,994	4,947	60,450
Traded products[2,3]
Gross exposure	9,582	783	0	35,950		46,314
of which: over-the-counter derivatives	7,186	766	0	9,767		17,719
of which: securities financing transactions	0	0	0	18,566		18,566
of which: exchange-traded derivatives	2,396	17	0	7,617		10,030
Other credit lines, gross[4]	12,947	24,174	0	3,629	28	40,778

Total credit-impaired exposure, gross (stage 3)	729	1,617	0	264	0	2,610
Total allowances and provisions for expected credit losses (stages 1 to 3)	264	709	0	188	4	1,165
of which: stage 1	89	126	0	64	4	282
of which: stage 2	41	146	0	34	0	220
of which: stage 3 (allowances and provisions for credit-impaired exposures)	135	438	0	90	0	662

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines, and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.    4 Unconditionally revocable committed credit lines.

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross[1]
	Global Wealth Management		Personal & Corporate Banking
USD million	31.3.22	31.12.21	31.3.22	31.12.21
Secured by residential real estate	59,894	58,655	109,484	110,041
Secured by commercial / industrial real estate	3,877	3,338	18,701	18,878
Secured by cash	36,286	34,175	3,007	3,114
Secured by securities	108,809	115,901	2,048	2,214
Secured by guarantees and other collateral	13,725	14,138	7,136	7,435
Unsecured loans and advances to customers	2,084	2,391	12,521	11,166
Total loans and advances to customers, gross	224,675	228,598	152,898	152,847
Allowances	(153)	(168)	(542)	(574)
Total loans and advances to customers, net of allowances	224,522	228,431	152,356	152,273

1 Collateral arrangements generally incorporate a range of collateral, including cash, securities, real estate and other collateral. UBS applies a risk-based approach that generally prioritizes collateral according to its liquidity profile.

Market risk

We continued to maintain generally low levels of management value-at-risk (VaR). Average management VaR (1‑day, 95% confidence level) was unchanged, at USD 11 million, compared with the fourth quarter of 2021.

There were no new Group VaR negative backtesting exceptions in the first quarter of 2022, and the total number of negative backtesting exceptions within the most recent 250-business-day window decreased to 2 from 4. The Swiss Financial Market Supervisory Authority (FINMA) VaR multiplier derived from backtesting exceptions for market risk risk-weighted assets was unchanged compared with the prior quarter, at 3.0.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Functions by general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	1	2	1	1	0	1	2	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	6	17	10	10	6	9	6	3	3
Group Functions	3	5	4	4	1	3	3	1	0
Diversification effect[2,3]			(4)	(5)	(1)	(3)	(4)	(1)	0
Total as of 31.3.22	8	18	11	11	6	9	6	4	3
Total as of 31.12.21	7	15	12	11	5	10	8	3	3

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 The difference between the sum of the standalone VaR for the business divisions and Group Functions and the VaR for the Group as a whole.    3 As the minima and maxima for different business divisions and Group Functions occur on different days, it is not meaningful to calculate a portfolio diversification effect.

As of 31 March 2022, the sensitivity of our interest rate risk in the banking book to a +1-basis-point parallel shift in yield curves, calculated as changes in the present value of future cash flows irrespective of accounting treatment, was negative USD 28.3 million, compared with negative USD 29.9 million as of 31 December 2021. The change in the interest rate sensitivity was driven by a shorter asset repricing duration of floating-rate Swiss franc mortgages, following the cessation of CHF LIBOR, normal business activities and an increase in market rates. As per specific FINMA Pillar 3 disclosure requirements, the reported interest rate sensitivity excludes additional tier 1 (AT1) capital instruments, with a sensitivity of USD 4.8 million. The majority of our interest rate risk in the banking book of USD 23.5 million reflected our modeled sensitivity of USD 20.9 million to our equity, goodwill and real estate, of which USD 14.9 million and USD 5.2 million are attributable to the US dollar and the Swiss franc portfolios, respectively.

In addition to the sensitivity mentioned above, we calculate the six interest rate shock scenarios prescribed by FINMA, as shown in the table below. The “Parallel up” scenario was the most severe and would have resulted in a change in economic value of equity, assuming all positions were fair valued, of negative USD 5.5 billion, representing a pro forma reduction of 9.1% of tier 1 capital, which is well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on our tier 1 capital as of 31 March 2022 arising from the part of our banking book that is measured at fair value through profit or loss and from the financial assets measured at fair value through other comprehensive income, would have been a reduction of 1.7%, or USD 1.0 billion. This scenario would, however, have a positive effect on net interest income.

In addition to the prescribed FINMA scenarios, UBS also applies granular internal interest rate shock scenarios to its banking book positions to monitor its specific risk profile.

›    Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2021 for more information about the management of interest rate risk in the banking book

›    Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of Global Wealth Management and Personal & Corporate Banking

Interest rate risk – banking book
USD million	+1 bp	Parallel up1	Parallel down[1]	Steepener[2]	Flattener[3]	Short-term up4	Short-term down[5]
CHF	(3.8)	(528.9)	604.9	(325.7)	219.7	(7.2)	10.0
EUR	(1.1)	(204.1)	239.8	(78.1)	45.2	(19.0)	22.1
GBP	0.1	13.7	(18.7)	(23.9)	24.8	28.8	(28.7)
USD	(23.2)	(4,674.4)	4,251.2	(951.0)	(170.1)	(1,944.1)	2,236.6
Other	(0.3)	(81.8)	65.3	(6.1)	(23.6)	(52.1)	30.0
Total effect on economic value of equity as per Pillar 3 requirement as of 31.3.22	(28.3)	(5,475.5)	5,142.5	(1,384.7)	96.0	(1,993.6)	2,270.0
Additional tier 1 (AT1) capital instruments	4.8	903.5	(979.9)	(14.4)	213.8	565.7	(588.8)
Total including AT1 capital instruments as of 31.3.22	(23.5)	(4,572.0)	4,162.6	(1,399.1)	309.8	(1,428.0)	1,681.2
Total effect on economic value of equity as per Pillar 3 requirement as of 31.12.21	(29.9)	(6,041.4)	5,149.5	(1,179.6)	(207.0)	(2,362.9)	2,465.6
Total including AT1 capital instruments as of 31.12.21	(25.4)	(5,188.0)	4,221.1	(1,189.2)	(10.0)	(1,831.4)	1,912.3

1 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar, and ±250 bps for pound sterling.    2 Short-term rates decrease and long-term rates increase.    3 Short-term rates increase and long-term rates decrease.    4 Short-term rates increase more than long-term rates.    5 Short-term rates decrease more than long-term rates.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Country risk

We remain watchful of a range of geopolitical developments and political changes in a number of countries, as well as international tensions arising from Russia’s invasion of Ukraine. As described in the “Recent developments” section of this report, our direct exposure to Russia, Belarus and Ukraine is limited, and we continue to monitor potential second-order impacts. We do have significant country risk exposure to major European economies, including Germany, the UK and France.

There continue to be concerns regarding a resurgence in global inflation, and the timing and extent of central bank policy responses (e.g., interest rate hikes and tapering of quantitative easing) will be an area of focus in the coming months. There are related concerns about increasing energy prices in a number of countries, and global supply chain stresses and tight labor markets are creating negative pressure on growth. China is facing several challenges, including a slowing economy following the post-pandemic boom, as well as recent COVID-19-related lockdowns. We expect measures taken by governments and central banks that are intended to support their economies to give rise to increased sovereign risk as the COVID-19 pandemic remains a concern for a number of countries.

We continue to monitor potential trade policy disputes, as well as economic and political developments in addition to those mentioned above. A number of emerging markets are facing economic, political and market pressures, particularly in light of challenges related to the COVID-19 pandemic, but our exposure to emerging market countries is diversified.

›    Refer to the “Risk management and control” section of our Annual Report 2021 for more information

›    Refer to the “Recent developments” section of this report for more information about our exposure and response to Russia’s invasion of Ukraine

Non-financial risk

Operational resilience continues to be a focus area for us, as well as for regulators globally. We have a global program to enhance our operational-resilience capabilities, including addressing developing regulatory requirements.

Increases in the sophistication of cyberattacks and fraud are noted worldwide, especially with regard to ransomware attacks. To date, our security controls, regular communications to help employees to stay alert to cyber threats while working remotely, and enhanced monitoring of cyber threats have been effective. No cybersecurity incidents had a material effect on our operations during the first quarter of 2022. UBS continues to be vigilant, particularly in view of the potential for cyber threats to intensify, both in volume and sophistication, driven by Russia’s invasion of Ukraine.

Our response to the COVID-19 pandemic has relied upon our business continuity management and operational risk processes. They have enabled us to: maintain stable operations while complying with governmental measures to contain COVID-19; continue to serve our clients without material impact; and support the safety and well-being of our staff.

Hybrid working arrangements and the introduction of agile ways of working can lead to increased conduct risk, challenges regarding supervision and monitoring, inherent risk of fraudulent activities, potential increases in the number of suspicious transactions and increased information security risks. We have implemented additional monitoring and supervision intended to mitigate these risks and continue to review the effectiveness of these measures.

Achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct are of critical importance to the firm. We maintain a conduct risk framework across our activities, which is designed to align our standards and conduct with these objectives and to retain momentum on fostering a strong culture.

We are continuing our efforts regarding innovation and digitalization to create value for our clients. As part of the resulting transformation, we focus on timely changes to frameworks, including consideration of new or revised controls, working practices and oversight, with the aim of mitigating any new risks introduced, including those related to data ethics.

Competition to find new business opportunities across the financial services industry, both for firms and for customers, is increasing. Thus suitability risk, product selection, cross-divisional service offerings, quality of advice and price transparency also remain areas of heightened focus for UBS and for the industry as a whole, as market volatility and major legislative change programs (such as the Swiss Financial Services Act (FIDLEG) in Switzerland, Regulation Best Interest (Reg BI) in the US and the revised Markets in Financial Instruments Directive (MiFID II) in the EU), along with new requirements for sustainable investments, all significantly impact the industry and require adjustments to control processes. We regularly monitor our suitability, product and conflicts-of-interest control frameworks to assess whether they are reasonably designed to facilitate adherence to applicable laws and regulatory expectations.

Cross-border risk remains an area of regulatory attention for global financial institutions, with a strong focus on fiscal transparency, as well as market access, particularly third-country market access into the European Economic Area (the EEA). There is also an ongoing high level of attention regarding the risk that tax authorities may, on the basis of new interpretations of existing law, seek to impose taxation based on the existence of a permanent establishment. We maintain a series of controls designed to address these risks.

Financial crime, including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption, continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention continues. An effective financial crime prevention program therefore remains essential for UBS. Money laundering and financial fraud techniques are becoming increasingly sophisticated, and geopolitical volatility makes the sanctions landscape more complex, as new or novel sanctions may be imposed that require complex implementation in a short time frame. This was evidenced by the extensive sanctions arising from Russia’s invasion of Ukraine. New risks continue to emerge, such as virtual currencies and related activities or investments.

The Office of the Comptroller of the Currency issued a Cease and Desist Order against the firm in May 2018 relating to our US branch know-your-client (KYC) and anti-money-laundering (AML) programs. In response, we initiated an extensive program for the purpose of ensuring sustainable remediation of US-relevant Bank Secrecy Act / AML issues across all our US legal entities. We introduced significant improvements to the framework between 2019 and 2021 and are continuing to implement these. We believe they will yield the planned enhancements to our AML controls.

We continued to focus on strategic enhancements to our global AML / KYC and sanctions programs to address evolving risk profiles and regulatory expectations, including the exploration of new technologies and more sophisticated monitoring.

›    Refer to ”Russia’s invasion of Ukraine” in the ”Recent developments” section of this report for more information about the effects of Russia’s invasion of Ukraine

Risk, capital, liquidity and funding, and balance sheet | Capital management

Capital management

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be read in conjunction with “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, which provides more information about our capital management objectives, planning and activities, as well as the Swiss SRB total loss-absorbing capacity framework.

Additional regulatory disclosures for UBS Group AG on a consolidated basis are provided in our 31 March 2022 Pillar 3 report. The Pillar 3 report also includes information relating to our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated) as of 31 March 2022 and is available under “Pillar 3 disclosures” at ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs, will be provided in the UBS AG first quarter 2022 report, which will be available as of 29 April 2022 under “Quarterly reporting” at ubs.com/investors.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

Swiss SRB requirements and information

We are subject to the going and gone concern requirements of the Swiss Capital Adequacy Ordinance (the CAO) that include the too-big-to-fail provisions applicable to Swiss SRBs. Information about the Swiss SRB capital framework, and about Swiss SRB going and gone concern requirements, is provided under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021.

The applicable gone concern requirement floor as of 31 March 2022 was 10% for risk-weighted assets (RWA) and 3.75% for leverage ratio denominator (LRD) purposes. This floor was increased by 1.4% for RWA and 0.75% for LRD in the first quarter of 2022.

The aforementioned requirements are also applicable to UBS AG consolidated. UBS Switzerland AG and UBS AG are subject to going and gone concern requirements on a standalone basis, as detailed in our 31 March 2022 Pillar 3 report, which is available under “Pillar 3 disclosures” at ubs.com/investors.

The table below provides the RWA- and LRD-based requirements and information as of 31 March 2022.

Swiss SRB going and gone concern requirements and information
As of 31.3.22	RWA		LRD
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	14.32[1]	44,691	5.00[1]	53,648
Common equity tier 1 capital	10.02	31,273	3.50[2]	37,553
of which: minimum capital	4.50	14,042	1.50	16,094
of which: buffer capital	5.50	17,162	2.00	21,459
of which: countercyclical buffer	0.02	69
Maximum additional tier 1 capital	4.30	13,418	1.50	16,094
of which: additional tier 1 capital	3.50	10,921	1.50	16,094
of which: additional tier 1 buffer capital	0.80	2,496

Eligible going concern capital
Total going concern capital	19.25	60,053	5.60	60,053
Common equity tier 1 capital	14.29	44,593	4.16	44,593
Total loss-absorbing additional tier 1 capital[3]	4.95	15,460	1.44	15,460
of which: high-trigger loss-absorbing additional tier 1 capital	4.56	14,223	1.33	14,223
of which: low-trigger loss-absorbing additional tier 1 capital	0.40	1,236	0.12	1,236

Required gone concern capital
Total gone concern loss-absorbing capacity[4]	10.76	33,585	3.78	40,592
of which: base requirement[5]	12.86	40,128	4.50	48,283
of which: additional requirement for market share and LRD	1.44	4,493	0.50	5,365
of which: applicable reduction on requirements	(3.54)	(11,036)	(1.22)	(13,056)
of which: rebate granted	(3.14)	(9,782)	(1.10)	(11,802)
of which: reduction for usage of low-trigger tier 2 capital instruments	(0.40)	(1,253)	(0.12)	(1,253)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	14.91	46,520	4.34	46,520
Total tier 2 capital	0.98	3,050	0.28	3,050
of which: low-trigger loss-absorbing tier 2 capital	0.80	2,507	0.23	2,507
of which: non-Basel III-compliant tier 2 capital	0.17	543	0.05	543
TLAC-eligible senior unsecured debt	13.93	43,470	4.05	43,470

Total loss-absorbing capacity
Required total loss-absorbing capacity	25.09	78,276	8.78	94,239
Eligible total loss-absorbing capacity	34.15	106,573	9.93	106,573

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		312,037
Leverage ratio denominator				1,072,953

1 Includes applicable add-ons of 1.44% for RWA and 0.50% for LRD.    2 Our minimum CET1 leverage ratio requirement of 3.5% consists of a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement and a 0.25% market share add-on requirement based on our Swiss credit business.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 10% and 3.75% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 4.3 percentage points for the RWA-based requirement of 14.3% and 1.25 percentage points for the LRD-based requirement of 5.0%.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on the Swiss SRB framework and requirements that are discussed under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021.

Swiss SRB going and gone concern information
USD million, except where indicated	31.3.22	31.12.21

Eligible going concern capital
Total going concern capital	60,053	60,488
Total tier 1 capital	60,053	60,488
Common equity tier 1 capital	44,593	45,281
Total loss-absorbing additional tier 1 capital	15,460	15,207
of which: high-trigger loss-absorbing additional tier 1 capital	14,223	12,783
of which: low-trigger loss-absorbing additional tier 1 capital	1,236	2,425

Eligible gone concern capital
Total gone concern loss-absorbing capacity	46,520	44,264
Total tier 2 capital	3,050	3,144
of which: low-trigger loss-absorbing tier 2 capital	2,507	2,596
of which: non-Basel III-compliant tier 2 capital	543	547
TLAC-eligible senior unsecured debt	43,470	41,120

Total loss-absorbing capacity
Total loss-absorbing capacity	106,573	104,752

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	312,037	302,209
Leverage ratio denominator	1,072,953	1,068,862

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.2	20.0
of which: common equity tier 1 capital ratio	14.3	15.0
Gone concern loss-absorbing capacity ratio	14.9	14.6
Total loss-absorbing capacity ratio	34.2	34.7

Leverage ratios (%)
Going concern leverage ratio	5.6	5.7
of which: common equity tier 1 leverage ratio	4.16	4.24
Gone concern leverage ratio	4.3	4.1
Total loss-absorbing capacity leverage ratio	9.9	9.8

Total loss-absorbing capacity and movement

Our total loss-absorbing capacity (TLAC) increased by USD 1.8 billion to USD 106.6 billion in the first quarter of 2022.

Going concern capital and movement

Our going concern capital decreased by USD 0.4 billion to USD 60.1 billion. Our common equity tier 1 (CET1) capital decreased by USD 0.7 billion to USD 44.6 billion, mainly as operating profit before tax of USD 2.7 billion was more than offset by share repurchases of USD 1.7 billion, dividend accruals of USD 0.4 billion, a USD 0.4 billion negative effect from financial assets at fair value through other comprehensive income (OCI) with a life-to-date OCI loss, current tax expenses of USD 0.4 billion and negative effects from foreign currency translation and defined benefit plans of USD 0.3 billion and USD 0.1 billion, respectively. The negative effect from financial assets at fair value through OCI was driven by significant increases in the relevant US dollar long-term interest rates.

Our additional tier 1 (AT1) capital increased by USD 0.3 billion to USD 15.5 billion, mainly reflecting two issuances of AT1 capital instruments denominated in US dollars and Swiss francs amounting to USD 1.8 billion equivalent, partly offset by the call of a USD 1.1 billion equivalent AT1 capital instrument denominated in euro and interest rate risk hedge, foreign currency translation and other effects.

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity increased by USD 2.3 billion to USD 46.5 billion, mainly due to five new issuances of TLAC-eligible senior unsecured debt denominated in US dollars, euro and Australian dollars amounting to USD 4.8 billion equivalent, partly offset by interest rate risk hedge, foreign currency translation and other effects.

›    Refer to “Bondholder information” at ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio decreased 0.7 percentage points to 14.3%, reflecting a USD 9.8 billion increase in RWA and a decrease in CET1 capital of USD 0.7 billion.

Our CET1 leverage ratio decreased to 4.16% from 4.24%, due to the aforementioned decrease in CET1 capital and a USD 4.1 billion increase in LRD.

Our gone concern loss-absorbing capacity ratio increased to 14.9% from 14.6%, due to the increase in gone concern loss-absorbing capacity of USD 2.3 billion, partly offset by the aforementioned increase in RWA.

Our gone concern leverage ratio increased to 4.3% from 4.1%, reflecting the aforementioned increase in gone concern loss-absorbing capacity, partly offset by the aforementioned increase in LRD.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	31.3.22	31.12.21
Total IFRS equity	59,212	61,002
Equity attributable to non-controlling interests	(356)	(340)
Defined benefit plans, net of tax	(446)	(270)
Deferred tax assets recognized for tax loss carry-forwards	(4,520)	(4,565)
Deferred tax assets on temporary differences, excess over threshold	(81)	(49)
Goodwill, net of tax[1]	(5,822)	(5,838)
Intangible assets, net of tax	(191)	(180)
Compensation-related components (not recognized in net profit)	(1,744)	(1,700)
Expected losses on advanced internal ratings-based portfolio less provisions	(518)	(482)
Unrealized (gains) / losses from cash flow hedges, net of tax	1,556	(628)
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date	(114)	315
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date	(84)	(50)
Unrealized gains related to financial assets at fair value through OCI, net of tax	(1)	(68)
Prudential valuation adjustments	(183)	(167)
Accruals for dividends to shareholders for 2021	(1,668)	(1,700)
Other[2]	(448)	1
Total common equity tier 1 capital	44,593	45,281

1 Includes goodwill related to significant investments in financial institutions of USD 22 million as of 31 March 2022 (31 December 2021: USD 22 million) presented on the balance sheet line Investments in associates.    2 Includes dividend accruals for the current year and other items.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB total loss-absorbing capacity movement
USD million

Going concern capital	Swiss SRB
Common equity tier 1 capital as of 31.12.21	45,281
Operating profit before tax	2,729
Current tax (expense) / benefit	(364)
Share repurchase programs	(1,685)
Effect from financial assets at fair value through OCI with a life-to-date OCI loss	(372)
Foreign currency translation effects before tax	(265)
Defined benefit plans[1]	(134)
Other[2]	(595)
Common equity tier 1 capital as of 31.3.22	44,593
Loss-absorbing additional tier 1 capital as of 31.12.21	15,207
Issuance of high-trigger loss-absorbing additional tier 1 capital	1,789
Call of low-trigger loss-absorbing additional tier 1 capital	(1,121)
Interest rate risk hedge, foreign currency translation and other effects	(415)
Loss-absorbing additional tier 1 capital as of 31.3.22	15,460
Total going concern capital as of 31.12.21	60,488
Total going concern capital as of 31.3.22	60,053

Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.21	3,144
Interest rate risk hedge, foreign currency translation and other effects	(94)
Tier 2 capital as of 31.3.22	3,050
TLAC-eligible senior unsecured debt as of 31.12.21	41,120
Issuance of TLAC-eligible senior unsecured debt	4,766
Interest rate risk hedge, foreign currency translation and other effects	(2,416)
TLAC-eligible senior unsecured debt as of 31.3.22	43,470
Total gone concern loss-absorbing capacity as of 31.12.21	44,264
Total gone concern loss-absorbing capacity as of 31.3.22	46,520

Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.21	104,752
Total loss-absorbing capacity as of 31.3.22	106,573

1 Includes a USD 209 million payment of the third and final installment to employees’ retirement assets in the Swiss pension fund, as announced in 2018. Refer to “Note 27 Post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2021 for more information.    2 Includes dividend accruals for the current year (negative USD 0.4 billion), eligible deferred tax assets on temporary differences (negative USD 0.1 billion), and movements related to other items.

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 13 billion and our CET1 capital by USD 1.3  billion as of 31 March 2022 (31 December 2021: USD 13 billion and USD 1.4 billion, respectively) and decreased our CET1 capital ratio 17 basis points (31 December 2021: 15 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 12 billion and our CET1 capital by USD 1.2  billion (31 December 2021: USD 11 billion and USD 1.3 billion, respectively) and increased our CET1 capital ratio 16 basis points (31 December 2021: 14 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 64 billion as of 31 March 2022 (31 December 2021: USD 63 billion) and decreased our Swiss SRB going concern leverage ratio 18 basis points (31 December 2021: 15 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 58 billion (31 December 2021: USD 57 billion) and increased our Swiss SRB going concern leverage ratio 18 basis points (31 December 2021: 16 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

›    Refer to “Active management of sensitivity to currency movements” under “Capital management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have employed for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this basis, we estimate the maximum loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.3 billion as of 31 March 2022. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

›    Refer to “Non-financial risk” in the “Risk management and control” section of our Annual Report 2021 for more information

›    Refer to “Note 14  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk, capital, liquidity and funding, and balance sheet | Capital management

Risk-weighted assets

During the first quarter of 2022, RWA increased by USD 9.8 billion to USD 312.0 billion, driven by increases from asset size and other movements of USD 7.7 billion, model updates of USD 3.1 billion, and regulatory add-ons of USD 0.7 billion, partly offset by a decrease from currency effects of USD 1.7 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 31.12.21	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 31.3.22
Credit and counterparty credit risk[2]	190.1	(1.6)		1.6		5.4	195.4
Non-counterparty-related risk[3]	24.3	(0.1)				(0.3)	23.9
Market risk	11.1			(0.5)	0.7	2.6	13.9
Operational risk	76.7			2.1			78.8
Total	302.2	(1.7)		3.1	0.7	7.7	312.0

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to our 31 March 2022 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book, investments in funds and securitization exposures in the banking book.    3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences, property, equipment, software and other items.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA was USD 195.4 billion as of 31 March 2022. The increase of USD 5.3 billion included negative currency effects of USD 1.6 billion.

Asset size and other movements resulted in a USD 5.4 billion increase in RWA.

–     Investment Bank RWA increased by USD 1.7 billion, mainly driven by higher client activity and market-driven movements in derivatives, partly offset by a reduction in loans and securities financing transactions.

–     Global Wealth Management RWA increased by USD 1.4 billion, mainly driven by increases in loans and derivatives.

–     Personal & Corporate Banking RWA increased by USD 1.2 billion, mainly driven by higher loans to corporate clients.

–     Group Functions RWA increased by USD 0.8 billion, mainly driven by higher RWA from the high-quality liquid assets (HQLA) portfolio and nostro accounts.

–     Asset Management RWA increased by USD 0.2 billion, driven by an increase in investments in funds.

Model updates resulted in an RWA increase of USD 1.6 billion, primarily due to a USD 0.7 billion quarterly phase-in impact for structured margin loans and similar products in Global Wealth Management, a USD 0.4 billion increase related to the implementation of a new model for structured margin loans in the Investment Bank, and a USD 0.3 billion increase due to an LGD model update for leveraged finance clients in the Investment Bank.

We expect that further methodology changes, model updates and regulatory add-ons will increase credit and counterparty credit risk RWA by around USD 4 billion in the second quarter of 2022.

The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval. In addition, changes in the composition of the relevant portfolios and other market factors will affect RWA.

›    Refer to the “Risk management and control” section of this report and our 31 March 2022 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information

›    Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2021 for more information

Market risk

Market risk RWA increased by USD 2.8 billion to USD 13.9 billion in the first quarter of 2022, mainly due to a USD 2.6 billion increase in asset size and other movements, primarily related to higher average regulatory and stressed value-at-risk levels in the Investment Bank’s Global Markets business on the back of heightened market volatility compared with the previous quarter, as well as an increase of USD 0.7 billion in regulatory add-ons that reflected updates from the monthly risks-not-in-VaR assessment. This was partially offset by a decrease of USD 0.5 billion that was mainly related to the ongoing parameter updates of our VaR model. The integration of time decay into the regulatory VaR model is subject to further discussions between FINMA and UBS.

›    Refer to the “Risk management and control” section of this report and our 31 March 2022 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information

›    Refer to ”Market risk” in the “Risk management and control” section of our Annual Report 2021 for more information

Operational risk

Operational risk RWA increased by USD 2.1 billion to USD 78.8 billion as of 31 March 2022. Following a review with FINMA, we have reflected an operational risk RWA increase of USD 2.1 billion in the first quarter of 2022 relating to the French cross-border matter. An additional operational risk RWA increase of USD 2.0 billion will be reflected in the second quarter of 2022, resulting in a total operational risk RWA increase related to the matter of USD 4.1 billion.

›    Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about the French cross-border matter

›    Refer to “Non-financial risk” in the “Risk management and control” section of our Annual Report 2021 for information about the AMA model

Risk-weighted assets by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total RWA
	31.3.22
Credit and counterparty credit risk[1]	58.6	63.6	3.4	62.7	7.1	195.4
Non-counterparty-related risk[2]	6.0	1.9	0.6	3.7	11.7	23.9
Market risk	2.3	0.0	0.0	10.5	1.0	13.9
Operational risk	36.5	8.8	3.1	20.7	9.8	78.8
Total	103.4	74.4	7.0	97.6	29.6	312.0

	31.12.21
Credit and counterparty credit risk[1]	56.9	63.0	3.2	60.5	6.4	190.1
Non-counterparty-related risk[2]	6.2	2.0	0.6	3.5	12.0	24.3
Market risk	1.6	0.0	0.0	8.1	1.5	11.1
Operational risk	35.2	8.1	3.0	20.2	10.3	76.7
Total	99.8	73.2	6.9	92.2	30.1	302.2

	31.3.22 vs 31.12.21
Credit and counterparty credit risk[1]	1.7	0.6	0.2	2.2	0.6	5.3
Non-counterparty-related risk[2]	(0.2)	(0.1)	0.0	0.2	(0.3)	(0.4)
Market risk	0.8	0.0	0.0	2.4	(0.4)	2.8
Operational risk	1.3	0.8	0.0	0.5	(0.5)	2.1
Total	3.5	1.3	0.2	5.4	(0.5)	9.8

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 March 2022: USD 11.2 billion; 31 December 2021: USD 11.4 billion), property, equipment, software and other items (31 March 2022: USD 12.7 billion; 31 December 2021: USD 12.9 billion).

Leverage ratio denominator

During the first quarter of 2022, LRD increased by USD 4.1 billion to USD 1,073.0 billion, reflecting an increase in asset size and other movements of USD 14.1 billion, partly offset by a decrease due to currency effects of USD 10.0 billion.

Movement in leverage ratio denominator by key driver
USD billion	LRD as of 31.12.21	Currency effects	Asset size and other	LRD as of 31.3.22
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	847.4	(8.1)	5.8	845.1
Derivative exposures	90.9	(0.9)	11.7	101.8
Securities financing transactions	109.2	(0.7)	(2.4)	106.0
Off-balance sheet items	32.8	(0.3)	(0.8)	31.7
Deduction items	(11.5)	0.0	(0.1)	(11.6)
Total	1,068.9	(10.0)	14.1	1,073.0

1 The exposures exclude derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance sheet exposures increased by USD 5.8 billion, mainly driven by higher central bank balances and high-quality liquid asset (HQLA) securities, partly offset by a decrease in trading portfolio assets in the Investment Bank.

Derivative exposures increased by USD 11.7 billion, mainly reflecting higher margin requirements and market-driven movements in the Investment Bank.

Securities financing transactions (SFTs) decreased by USD 2.4 billion, mainly due to lower collateral sourcing requirements in Group Treasury and client-driven reductions in the Investment Bank.

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements

Leverage ratio denominator by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
	31.3.22
Total IFRS assets	407.9	231.9	23.0	381.3	95.9	1,139.9
Difference in scope of consolidation[1]	0.0	0.0	(18.7)	(0.1)	0.0	(18.8)
Less: derivative exposures and SFTs[2]	(27.9)	(12.1)	(0.1)	(189.3)	(46.7)	(276.0)
On-balance sheet exposures	380.0	219.8	4.2	191.9	49.2	845.1
Derivative exposures	7.0	1.3	0.0	87.2	6.2	101.8
Securities financing transactions	23.7	11.2	0.1	42.8	28.2	106.0
Off-balance sheet items	6.6	16.6	0.0	7.5	0.9	31.7
Items deducted from Swiss SRB tier 1 capital	(5.3)	(0.2)	(1.3)	(0.4)	(4.4)	(11.6)
Total	412.0	248.8	3.0	329.1	80.0	1,073.0

	31.12.21
Total IFRS assets	395.2	225.4	25.6	346.4	124.5	1,117.2
Difference in scope of consolidation[1]	0.0	0.0	(21.5)	(0.1)	0.0	(21.6)
Less: derivative exposures and SFTs[2]	(25.9)	(11.8)	(0.1)	(159.2)	(51.2)	(248.2)
On-balance sheet exposures	369.3	213.6	4.1	187.1	73.3	847.4
Derivative exposures	5.8	1.4	0.0	79.0	4.7	90.9
Securities financing transactions	22.6	10.9	0.0	45.7	29.9	109.2
Off-balance sheet items	7.2	17.5	0.0	7.6	0.5	32.8
Items deducted from Swiss SRB tier 1 capital	(5.3)	(0.2)	(1.2)	(0.3)	(4.4)	(11.5)
Total	399.6	243.2	2.9	319.2	104.0	1,068.9

	31.3.22 vs 31.12.21
Total IFRS assets	12.6	6.6	(2.6)	34.8	(28.7)	22.7
Difference in scope of consolidation[1]	0.0	0.0	2.8	0.0	0.0	2.8
Less: derivative exposures and SFTs[2]	(1.9)	(0.3)	0.0	(30.1)	4.5	(27.9)
On-balance sheet exposures	10.7	6.2	0.1	4.8	(24.2)	(2.3)
Derivative exposures	1.1	(0.1)	0.0	8.2	1.5	10.8
Securities financing transactions	1.1	0.3	0.0	(2.9)	(1.7)	(3.1)
Off-balance sheet items	(0.6)	(0.9)	0.0	(0.1)	0.4	(1.1)
Items deducted from Swiss SRB tier 1 capital	0.0	0.0	0.0	(0.1)	0.1	(0.1)
Total	12.4	5.6	0.2	9.9	(23.9)	4.1

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 The exposures consist of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from SFTs, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to SFTs, all of which are in accordance with the regulatory scope of consolidation. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Group Functions to the business divisions (the BDs). Average RWA and LRD are converted to common equity tier 1 (CET1) capital equivalents using capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any BD, the CET1 capital equivalent of RBC is used as a floor for that BD.

In addition to tangible equity, we allocate equity to the BDs to support goodwill and intangible assets.

We also allocate to the BDs attributed equity related to certain CET1 deduction items, such as compensation-related components and expected losses on the advanced internal ratings-based portfolio, less general provisions.

We attribute all remaining Basel III capital deduction items to Group Functions. These items include deferred tax assets (DTAs) recognized for tax loss carry-forwards, DTAs on temporary differences in excess of the threshold, accruals for shareholder returns and unrealized gains from cash flow hedges.

›    Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the equity attribution framework

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders

Average attributed equity
	For the quarter ended
USD billion	31.3.22	31.12.21	31.3.21
Global Wealth Management	19.9	19.3	18.3
Personal & Corporate Banking	9.4	9.2	9.1
Asset Management	1.8	1.8	2.2
Investment Bank	13.2	13.2	13.0
Group Functions	15.5	16.8	16.1
of which: deferred tax assets[1]	5.4	5.5	6.3
of which: related to retained RWA and LRD[2]	3.1	3.2	3.3
of which: accruals for shareholder returns and others[3]	7.1	8.1	6.5
Average equity attributed to business divisions and Group Functions	59.8	60.4	58.7

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold), as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.    3 Includes attributed equity related to dividend accruals, share repurchase reserves built up in 2020, unrealized gains from cash flow hedges, and a balancing item for capital held in excess of the 12.5% / 3.75% capital and leverage ratio calibration thresholds for equity attribution.

Return on attributed equity[1]
	For the quarter ended
in %	31.3.22	31.12.21	31.3.21
Global Wealth Management	26.3	11.6	30.8
Personal & Corporate Banking	18.2	15.9	17.1
Asset Management	39.5	74.6	40.8
Investment Bank	28.2	21.5	12.7
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

Liquidity and funding management

Strategy, objectives and governance

This section provides liquidity and funding management information and should be read in conjunction with “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Liquidity coverage ratio
USD billion, except where indicated	Average 1Q22[1]	Average 4Q21[1]
High-quality liquid assets	253	228
Net cash outflows	158	147
Liquidity coverage ratio (%)[2]	160	155

1 Calculated based on an average of 64 data points in the first quarter of 2022 and 66 data points in the fourth quarter of 2021.    2 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Liquidity coverage ratio

The UBS Group quarterly average liquidity coverage ratio (the LCR) increased 5 percentage points to 160%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The movement in the average LCR was driven by an increase in high-quality liquid assets of USD 25 billion to USD 253 billion, reflecting higher average cash balances driven by a decrease in funding consumption by the business divisions. Average net cash outflows increased by USD 12 billion to USD 158 billion, due to higher cash outflows from securities financing transactions and debt issued.

›    Refer to our 31 March 2022 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, and to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the LCR

Net stable funding ratio

As of 31 March 2022, our net stable funding ratio (the NSFR) was 122%, an increase of 3 percentage points compared with the NSFR as of 31 December 2021. This reflected USD 20 billion lower required stable funding, mainly due to decreases in trading portfolio assets and securities financing transactions, partly offset by USD 9 billion lower available stable funding, mainly driven by a decrease in debt issued.

›    Refer to our 31 March 2022 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, and to “Liquidity and funding management” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the NSFR

Net stable funding ratio
USD billion, except where indicated	31.3.22	31.12.21
Available stable funding	569	578
Required stable funding	468	488
Net stable funding ratio (%)	122	119

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Balance sheet and off-balance sheet

Strategy, objectives and governance

This section provides balance sheet and off-balance sheet information and should be read in conjunction with “Balance sheet and off-balance sheet” in the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021, which provides more information about the Group’s balance sheet and off-balance sheet positions.

Balances disclosed in this report represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Balance sheet assets (31 March 2022 vs 31 December 2021)

Total assets were USD 1,140 billion as of 31 March 2022. The increase of USD 23 billion included negative currency effects of approximately USD 10 billion.

Derivatives and cash collateral receivables on derivative instruments increased by USD 31 billion, mainly in our Derivatives & Solutions and Financing businesses in the Investment Bank, primarily reflecting market-driven movements on foreign currency and interest rate contracts amid volatility in exchange rates and increases in interest rates. Cash and balances at central banks increased by USD 14 billion, mainly driven by lower funding consumption in the Investment Bank, net roll-offs of securities financing transactions and inflows from customer deposits in Global Wealth Management, partly offset by net redemptions of short- and long-term debt. Other financial assets measured at amortized cost and fair value increased by USD 7 billion, mainly driven by an increase in securities financing transactions measured at fair value and purchases of securities in the high-quality liquid asset portfolio.

These increases were partly offset by a decrease in Trading portfolio assets of USD 16 billion, primarily reflecting lower inventory levels held to hedge client positions in our Financing business in the Investment Bank. Securities financing transactions at amortized cost decreased by USD 6 billion, predominantly reflecting lower collateral sourcing requirements in Group Treasury and client-driven decreases in the Investment Bank. Lending assets decreased by USD 3 billion, primarily reflecting lower Lombard loans in Global Wealth Management in Asia Pacific and Switzerland. Non-financial assets and financial assets for unit-linked investment contracts decreased by USD 3 billion, mainly reflecting market-driven decreases and outflows from unit-linked investment contracts in Asset Management.

›    Refer to the “Consolidated financial statements” section of this report for more information

Assets
	As of		% change from
USD billion	31.3.22	31.12.21	31.12.21
Cash and balances at central banks	206.8	192.8	7
Lending[1]	410.1	413.2	(1)
Securities financing transactions at amortized cost	69.5	75.0	(7)
Trading portfolio[2]	114.7	130.8	(12)
Derivatives and cash collateral receivables on derivative instruments	179.6	148.7	21
Brokerage receivables	20.8	21.8	(5)
Other financial assets measured at amortized cost and fair value[3]	80.3	73.8	9
Non-financial assets and financial assets for unit-linked investment contracts	58.2	61.0	(5)
Total assets	1,139.9	1,117.2	2

1 Consists of loans and advances to customers and banks.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Balance sheet liabilities (31 March 2022 vs 31 December 2021)

Total liabilities were USD 1,081 billion as of 31 March 2022. The increase of USD 25 billion included negative currency effects of approximately USD 9 billion.

Derivatives and cash collateral payables on derivative instruments increased by USD 25 billion, mainly reflecting market-driven movements in line with the asset side. Other financial liabilities measured at amortized cost and fair value increased by USD 4 billion, mainly reflecting higher securities financing transactions measured at fair value in Group Treasury.
Brokerage payables increased by USD 4 billion, primarily in our Financing business in the Investment Bank, with lower lending resulting in a decrease in netting effects. Trading portfolio liabilities increased by USD 3 billion, driven by our Financing business, mainly reflecting an increase in short positions to hedge client swaps.

These increases were partly offset by a USD 6 billion decrease in Non-financial liabilities and financial liabilities related to unit-linked investment contracts, mainly reflecting decreases in unit-linked investment contracts in line with the asset side, as well as lower compensation-related liabilities.

Debt issued designated at fair value and long-term debt issued measured at amortized cost decreased by USD 5 billion, as net issuances of senior unsecured debt were more than offset by hedge accounting effects in Group Treasury and market-driven movements on debt measured at fair value in our Derivatives & Solutions business. Short-term borrowings decreased by USD 2 billion, mainly driven by net maturities of certificates of deposit and commercial paper in Group Treasury, partly offset by higher amounts due to banks in Personal & Corporate Banking and Group Treasury.

The “Liabilities by product and currency” table in this section provides more information about our funding sources.

›    Refer to “Bondholder information” at ubs.com/investors  for more information about capital and senior debt instruments

›    Refer to the “Consolidated financial statements” section of this report for more information

Equity (31 March 2022 vs 31 December 2021)

Equity attributable to shareholders decreased by USD 1,807 million to USD 58,855 million as of 31 March 2022.

The decrease of USD 1,807 million was mainly driven by net treasury share activity, which reduced equity by USD 1,910 million. This was mainly due to repurchases of USD 1,637 million of shares under our 2021 share repurchase program, which concluded on 29 March 2022, and the purchase of USD 295 million of shares in relation to employee share-based compensation plans. Shares repurchased under our 2021 program until 18 February 2022 will be canceled in the second quarter of 2022 by means of a capital reduction, as approved by shareholders at the 2022 Annual General Meeting (the AGM) on 6 April 2022.

Total comprehensive income attributable to shareholders was negative USD 98 million, reflecting net profit of USD 2,136 million and negative other comprehensive income (OCI) of USD 2,234 million. OCI mainly included negative cash flow hedge OCI of USD 2,184 million, negative OCI associated with financial assets measured at fair value through OCI of USD 327 million, negative OCI related to foreign currency translation of USD 263 million and positive OCI related to own credit on financial liabilities designated at fair value of USD 423 million.

These decreases were partly offset by deferred share-based compensation awards of USD 193 million, which were expensed in the income statement, increasing share premium.

The payment of the 2021 dividend of USD 0.50 per share, approved by the 2022 AGM, reduced equity attributable to shareholders by USD 1.7 billion in April 2022.

›    Refer to the “Share information and earnings per share” section of this report for more information about our share repurchase programs

›    Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information

Liabilities and equity
	As of		% change from
USD billion	31.3.22	31.12.21	31.12.21
Short-term borrowings[1]	54.2	56.2	(4)
Securities financing transactions at amortized cost	7.1	5.5	29
Customer deposits	541.5	542.0	0
Debt issued designated at fair value and long-term debt issued measured at amortized cost[2]	165.4	169.9	(3)
Trading portfolio[3]	34.7	31.7	9
Derivatives and cash collateral payables on derivative instruments	178.1	153.1	16
Brokerage payables	48.0	44.0	9
Other financial liabilities measured at amortized cost and fair value[4]	21.3	17.6	21
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	30.5	36.1	(16)
Total liabilities	1,080.7	1,056.2	2
Share capital	0.3	0.3	0
Share premium	15.4	15.9	(4)
Treasury shares	(5.8)	(4.7)	24
Retained earnings	46.5	43.9	6
Other comprehensive income[5]	2.5	5.2	(52)
Total equity attributable to shareholders	58.9	60.7	(3)
Equity attributable to non-controlling interests	0.4	0.3	5
Total equity	59.2	61.0	(3)
Total liabilities and equity	1,139.9	1,117.2	2

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 The classification of debt issued measured at amortized cost into short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Liabilities by product and currency
	USD billion		As a percentage of total liabilities
	All currencies		All currencies		USD		CHF		EUR		Other
	31.3.22	31.12.21	31.3.22	31.12.21	31.3.22	31.12.21	31.3.22	31.12.21	31.3.22	31.12.21	31.3.22	31.12.21
Short-term borrowings	54.2	56.2	5.0	5.3	2.8	3.1	0.5	0.4	0.7	0.6	1.1	1.3
of which: amounts due to banks	16.6	13.1	1.5	1.2	0.5	0.3	0.4	0.4	0.2	0.1	0.4	0.4
of which: short-term debt issued[1]	37.5	43.1	3.5	4.1	2.3	2.7	0.0	0.0	0.5	0.5	0.7	0.8
Securities financing transactions at amortized cost	7.1	5.5	0.7	0.5	0.5	0.5	0.0	0.0	0.0	0.0	0.1	0.0
Customer deposits	541.5	542.0	50.1	51.3	23.5	23.9	17.4	18.0	5.0	5.2	4.3	4.3
of which: demand deposits	244.8	246.4	22.6	23.3	8.6	8.7	6.4	6.7	4.3	4.4	3.4	3.5
of which: retail savings / deposits	246.8	247.2	22.8	23.4	11.6	11.9	10.7	11.0	0.5	0.5	0.0	0.0
of which: time deposits	49.9	48.4	4.6	4.6	3.4	3.2	0.2	0.3	0.2	0.3	0.9	0.8
Debt issued designated at fair value and long-term debt issued measured at amortized cost[2]	165.4	169.9	15.3	16.1	9.2	9.5	1.6	1.7	3.1	3.3	1.4	1.5
Trading portfolio[3]	34.7	31.7	3.2	3.0	1.0	1.3	0.1	0.1	0.8	0.6	1.3	1.0
Derivatives and cash collateral payables on derivative instruments	178.1	153.1	16.5	14.5	13.4	12.0	0.3	0.2	1.4	1.4	1.4	0.9
Brokerage payables	48.0	44.0	4.4	4.2	3.3	3.1	0.0	0.0	0.3	0.3	0.8	0.8
Other financial liabilities measured at amortized cost and fair value[4]	21.3	17.6	2.0	1.7	0.9	0.9	0.2	0.1	0.5	0.4	0.3	0.3
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	30.5	36.1	2.8	3.4	0.4	0.6	0.1	0.2	0.4	0.3	2.0	2.3
Total liabilities	1,080.7	1,056.2	100.0	100.0	55.0	54.7	20.2	20.8	12.2	12.1	12.6	12.4

1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 The classification of debt issued measured at amortized cost into short-term and long-term is based on original contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.

Off-balance sheet (31 March 2022 vs 31 December 2021)

Guarantees increased by USD 2 billion, mainly in Group Treasury, relating to guarantees issued to corporate clients. Loan commitments decreased by USD 2 billion, mainly in the Investment Bank and Global Wealth Management. Committed unconditionally revocable credit lines were broadly unchanged as of 31 March 2022 compared with 31 December 2021. Forward starting reverse repurchase agreements and forward starting repurchase agreements increased by USD 5 billion and USD 2 billion, respectively, primarily in Group Treasury, reflecting fluctuations in business division activity in short-dated securities financing transactions.

Off-balance sheet
	As of		% change from
USD billion	31.3.22	31.12.21	31.12.21
Guarantees[1,2]	20.8	18.9	10
Loan commitments[1,3]	38.0	39.5	(4)
Committed unconditionally revocable credit lines	41.4	40.8	2
Forward starting reverse repurchase agreements[3]	6.4	1.4	345
Forward starting repurchase agreements[3]	3.4	1.0	229

1 Guarantees and loan commitments are shown net of sub-participations.    2 Includes guarantees measured at fair value through profit or loss.    3 Derivative loan commitments, as well as forward starting repurchase and reverse repurchase agreements, measured at fair value through profit or loss are not included. Refer to “Note 9 Derivative instruments” in the “Consolidated financial statements” section of this report for more information.

Share information and earnings per share

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. Each share has a nominal value of CHF 0.10 per share. Shares issued were unchanged in the first quarter of 2022.

We held 353 million shares as of 31 March 2022, of which 240 million shares had been acquired under our 2021 share repurchase program for cancelation purposes. The remaining 113 million shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans.

Treasury shares held increased by 50 million shares in the first quarter of 2022. This mainly reflected repurchases of 87.7 million shares under our 2021 program, partly offset by the delivery of treasury shares under our share-based compensation plans.

Shares acquired under our 2021 program totaled 240 million as of 31 March 2022 for a total acquisition cost of CHF 3,810 million (USD 4,137 million). This program concluded on 29 March 2022 and the 178 million shares repurchased under this program until 18 February 2022 for a total acquisition cost of CHF 2,775 million (USD 3,022 million) will be canceled by means of a capital reduction in the second quarter of 2022, as approved by shareholders at the 2022 Annual General Meeting (the AGM). We also intend to cancel the remaining shares purchased under the 2021 program, subject to shareholder approval.

On 31 March 2022, we commenced a new two-year share repurchase program of up to USD 6 billion. Two million shares were acquired under this program on 31 March 2022 for a total acquisition cost of CHF 45 million (USD 48 million) and settled in April 2022.

›    Refer to the “Return on equity and CET1 capital” table in the “Group performance” section of this report for more information about equity attributable to shareholders and tangible equity attributable to shareholders

	As of or for the quarter ended			% change from
	31.3.22	31.12.21	31.3.21	31.12.21

Basic and diluted earnings (USD million)
Net profit / (loss) attributable to shareholders for basic EPS	2,136	1,348	1,824	58
Less: (profit) / loss on own equity derivative contracts	0	0	(1)	(100)
Net profit / (loss) attributable to shareholders for diluted EPS	2,136	1,348	1,823	58

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,380,254,237	3,427,381,797	3,538,422,488	(1)
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and warrants outstanding[2]	148,405,048	146,571,659	150,824,304	1
Weighted average shares outstanding for diluted EPS	3,528,659,285	3,573,953,456	3,689,246,792	(1)

Earnings per share
Basic earnings per share (USD)	0.63	0.39	0.52	61
Basic earnings per share (CHF)[3]	0.58	0.36	0.47	62
Diluted earnings per share (USD)	0.61	0.38	0.49	61
Diluted earnings per share (CHF)[3]	0.56	0.35	0.45	61

Shares outstanding and potentially dilutive instruments
Shares issued	3,702,422,995	3,702,422,995	3,859,055,395	0
Treasury shares[4]	353,284,628	302,815,328	335,907,722	17
of which: related to the 2018–2021 share repurchase program			156,632,400
of which: related to the 2021 share repurchase program[5]	240,335,273	152,596,273	56,269,500	57
Shares outstanding	3,349,138,367	3,399,607,667	3,523,147,673	(1)
Potentially dilutive instruments[6]	12,337,848	12,056,662	11,605,954	2

Other key figures
Total book value per share (USD)	17.57	17.84	16.47	(2)
Tangible book value per share (USD)	15.67	15.97	14.65	(2)
Share price (USD)[7]	19.64	18.01	15.48	9
Market capitalization (USD million)	65,775	61,230	54,536	7

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 The weighted average number of shares for notional employee awards with performance conditions reflects all potentially dilutive shares that are expected to vest under the terms of the awards.    3 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency.    4 Based on a settlement date view.    5 This share repurchase program of up to CHF 4 billion was started in February 2021. The program was initially planned to run over a three-year period, but it concluded in March 2022. We therefore refer to this program as “2021 share repurchase program” throughout this report.    6 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented. It mainly includes equity derivative contracts and equity-based awards subject to absolute and relative performance conditions.    7 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

51	Income statement
52	Statement of comprehensive income
53	Balance sheet
54	Statement of changes in equity
56	Statement of cash flows

58	1 Basis of accounting
59	2 Segment reporting
60	3 Net interest income
60	4 Net fee and commission income
60	5 Personnel expenses
61	6 General and administrative expenses
61	7 Expected credit loss measurement
66	8 Fair value measurement
75	9 Derivative instruments
76	10 Other assets and liabilities
77	11 Debt issued designated at fair value
77	12 Debt issued measured at amortized cost
78	13 Interest rate benchmark reform
79	14 Provisions and contingent liabilities
85	15 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

86	Comparison between UBS Group AG consolidated and UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended
USD million	Note	31.3.22	31.12.21	31.3.21
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,144	2,152	2,097
Interest expense from financial instruments measured at amortized cost	3	(781)	(768)	(833)
Net interest income from financial instruments measured at fair value through profit or loss	3	408	387	349
Net interest income	3	1,771	1,770	1,613
Other net income from financial instruments measured at fair value through profit or loss		2,226	1,365	1,309
Credit loss (expense) / release	7	(18)	27	28
Fee and commission income	4	5,837	6,042	6,169
Fee and commission expense	4	(484)	(513)	(478)
Net fee and commission income	4	5,353	5,529	5,691
Other income		32	40	64
Total operating income		9,363	8,732	8,705
Personnel expenses	5	4,920	4,216	4,801
General and administrative expenses	6	1,208	2,212	1,089
Depreciation, amortization and impairment of non-financial assets		506	574	517
Total operating expenses		6,634	7,003	6,407
Operating profit / (loss) before tax		2,729	1,729	2,298
Tax expense / (benefit)		585	370	471
Net profit / (loss)		2,144	1,359	1,827
Net profit / (loss) attributable to non-controlling interests		8	11	3
Net profit / (loss) attributable to shareholders		2,136	1,348	1,824

Earnings per share (USD)
Basic		0.63	0.39	0.52
Diluted		0.61	0.38	0.49

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21

Comprehensive income attributable to shareholders[1]
Net profit / (loss)	2,136	1,348	1,824
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(482)	315	(1,463)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	217	(183)	708
Foreign currency translation differences on foreign operations reclassified to the income statement	0	0	1
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	0	3	0
Income tax relating to foreign currency translations, including the impact of net investment hedges	2	(24)	10
Subtotal foreign currency translation, net of tax	(263)	111	(744)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(439)	(49)	(131)
Net realized gains / (losses) reclassified to the income statement from equity	0	0	(6)
Income tax relating to net unrealized gains / (losses)	112	13	35
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(327)	(37)	(102)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(2,465)	(250)	(1,172)
Net (gains) / losses reclassified to the income statement from equity	(237)	(269)	(254)
Income tax relating to cash flow hedges	518	98	266
Subtotal cash flow hedges, net of tax	(2,184)	(421)	(1,160)
Cost of hedging
Cost of hedging, before tax	77	(14)	(6)
Income tax relating to cost of hedging	0	6	0
Subtotal cost of hedging, net of tax	77	(8)	(6)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(2,697)	(355)	(2,012)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	41	149	(136)
Income tax relating to defined benefit plans	(1)	(25)	23
Subtotal defined benefit plans, net of tax	40	124	(113)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	423	55	(29)
Income tax relating to own credit on financial liabilities designated at fair value	0	0	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	423	55	(29)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	463	178	(142)

Total other comprehensive income	(2,234)	(177)	(2,154)
Total comprehensive income attributable to shareholders	(98)	1,171	(330)

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	8	11	3
Total other comprehensive income that will not be reclassified to the income statement, net of tax	18	(4)	(12)
Total comprehensive income attributable to non-controlling interests	26	7	(9)

Total comprehensive income
Net profit / (loss)	2,144	1,359	1,827
Other comprehensive income	(2,216)	(181)	(2,166)
of which: other comprehensive income that may be reclassified to the income statement	(2,697)	(355)	(2,012)
of which: other comprehensive income that will not be reclassified to the income statement	481	175	(155)
Total comprehensive income	(72)	1,178	(339)
1 Refer to the “Group performance” section of this report for more information.

Balance sheet
USD million	Note	31.3.22	31.12.21

Assets
Cash and balances at central banks		206,773	192,817
Loans and advances to banks		17,914	15,480
Receivables from securities financing transactions		69,452	75,012
Cash collateral receivables on derivative instruments	9	39,253	30,514
Loans and advances to customers	7	392,189	397,761
Other financial assets measured at amortized cost	10	28,697	26,209
Total financial assets measured at amortized cost		754,279	737,794
Financial assets at fair value held for trading	8	114,744	130,821
of which: assets pledged as collateral that may be sold or repledged by counterparties		40,217	43,397
Derivative financial instruments	8, 9	140,309	118,142
Brokerage receivables	8	20,762	21,839
Financial assets at fair value not held for trading	8	60,999	60,080
Total financial assets measured at fair value through profit or loss		336,814	330,882
Financial assets measured at fair value through other comprehensive income	8	9,093	8,844
Investments in associates		1,150	1,243
Property, equipment and software		12,491	12,888
Goodwill and intangible assets		6,383	6,378
Deferred tax assets		9,131	8,876
Other non-financial assets	10	10,581	10,277
Total assets		1,139,922	1,117,182

Liabilities
Amounts due to banks		16,649	13,101
Payables from securities financing transactions		7,110	5,533
Cash collateral payables on derivative instruments	9	39,609	31,798
Customer deposits		541,470	542,007
Debt issued measured at amortized cost	12	131,492	139,155
Other financial liabilities measured at amortized cost	10	9,641	9,001
Total financial liabilities measured at amortized cost		745,971	740,595
Financial liabilities at fair value held for trading	8	34,687	31,688
Derivative financial instruments	8, 9	138,443	121,309
Brokerage payables designated at fair value	8	48,015	44,045
Debt issued designated at fair value	8, 11	71,470	73,799
Other financial liabilities designated at fair value	8, 10	30,325	30,074
Total financial liabilities measured at fair value through profit or loss		322,940	300,916
Provisions	14	3,478	3,518
Other non-financial liabilities	10	8,322	11,151
Total liabilities		1,080,711	1,056,180

Equity
Share capital		322	322
Share premium		15,355	15,928
Treasury shares		(5,811)	(4,675)
Retained earnings		46,451	43,851
Other comprehensive income recognized directly in equity, net of tax		2,538	5,236
Equity attributable to shareholders		58,855	60,662
Equity attributable to non-controlling interests		356	340
Total equity		59,212	61,002
Total liabilities and equity		1,139,922	1,117,182

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2021	338	16,753	(4,068)	38,776
Acquisition of treasury shares			(1,274)[2]
Delivery of treasury shares under share-based compensation plans		(652)	697
Other disposal of treasury shares		3	23[2]
Share-based compensation expensed in the income statement		166
Tax (expense) / benefit		4
Dividends
Equity classified as obligation to purchase own shares		(56)
Translation effects recognized directly in retained earnings				23
Share of changes in retained earnings of associates and joint ventures				2
New consolidations / (deconsolidations) and other increases / (decreases)		(1)
Total comprehensive income for the period				1,682
of which: net profit / (loss)				1,824
of which: OCI, net of tax				(142)
Balance as of 31 March 2021	338	16,217	(4,623)	40,482

Balance as of 1 January 2022	322	15,928	(4,675)	43,851
Acquisition of treasury shares			(1,960)[2]
Delivery of treasury shares under share-based compensation plans		(735)	777
Other disposal of treasury shares		2	48[2]
Share-based compensation expensed in the income statement		193
Tax (expense) / benefit		2
Dividends
Equity classified as obligation to purchase own shares		(41)
Translation effects recognized directly in retained earnings				1
Share of changes in retained earnings of associates and joint ventures				0
New consolidations / (deconsolidations) and other increases / (decreases)		5
Total comprehensive income for the period				2,599
of which: net profit / (loss)				2,136
of which: OCI, net of tax				463
Balance as of 31 March 2022	322	15,355	(5,811)	46,451

1 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.    2 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments. These acquisitions and disposals are reported based on the sum of the net monthly movements.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	of which: cost of hedging	Total equity attributable to shareholders	Non-controlling interests	Total equity
7,647	5,188	151	2,321	(13)	59,445	319	59,765
					(1,274)		(1,274)
					44		44
					26		26
					166		166
					4		4
					0	(3)	(3)
					(56)		(56)
(23)		0	(23)	0	0		0
					2		2
					(1)	0	(1)
(2,012)	(744)	(102)	(1,160)	(6)	(330)	(9)	(339)
					1,824	3	1,827
(2,012)	(744)	(102)	(1,160)	(6)	(2,154)	(12)	(2,166)
5,612	4,444	49	1,138	(19)	58,026	307	58,333

5,236	4,653	(7)	628	(39)	60,662	340	61,002
					(1,960)		(1,960)
					42		42
					50		50
					193		193
					2		2
					0	(3)	(3)
					(41)		(41)
(1)		0	(1)	0	0		0
					0		0
					5	(7)	(3)
(2,697)	(263)	(327)	(2,184)	77	(98)	26	(72)
					2,136	8	2,144
(2,697)	(263)	(327)	(2,184)	77	(2,234)	18	(2,216)
2,538	4,390	(334)	(1,556)	38	58,855	356	59,212

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	31.3.22	31.3.21

Cash flow from / (used in) operating activities
Net profit / (loss)	2,144	1,827
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial assets	506	517
Credit loss expense / (release)	18	(28)
Share of net (profit) / loss of associates and joint ventures and impairment related to associates	4	(53)
Deferred tax expense / (benefit)	221	65
Net loss / (gain) from investing activities	19	(146)
Net loss / (gain) from financing activities	(4,597)	(1,571)
Other net adjustments	1,925	6,628
Net change in operating assets and liabilities:
Loans and advances to banks and amounts due to banks	3,869	1,995
Securities financing transactions	7,011	(8,614)
Cash collateral on derivative instruments	(955)	(3,063)
Loans and advances to customers	1,614	(10,952)
Customer deposits	4,312	(2,823)
Financial assets and liabilities at fair value held for trading and derivative financial instruments	8,215	1,745
Brokerage receivables and payables	5,081	7,329
Financial assets at fair value not held for trading and other financial assets and liabilities	252	9,218
Provisions and other non-financial assets and liabilities	(1,691)	(1,499)
Income taxes paid, net of refunds	(670)	(212)
Net cash flow from / (used in) operating activities	27,279	362

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	(1)
Purchase of property, equipment and software	(402)	(432)
Purchase of financial assets measured at fair value through other comprehensive income	(1,645)	(1,376)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	1,092	1,412
Net (purchase) / redemption of debt securities measured at amortized cost	(2,547)	4
Net cash flow from / (used in) investing activities	(3,502)	(393)

Statement of cash flows (continued)
	Year-to-date
USD million	31.3.22	31.3.21

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(5,188)	1,054
Net movements in treasury shares and own equity derivative activity	(1,886)	(1,225)
Issuance of debt designated at fair value and long-term debt measured at amortized cost	24,381	35,995
Repayment of debt designated at fair value and long-term debt measured at amortized cost	(21,201)	(23,013)
Net cash flows from other financing activities	(224)	(155)
Net cash flow from / (used in) financing activities	(4,119)	12,654

Total cash flow
Cash and cash equivalents at the beginning of the period	207,875	173,531
Net cash flow from / (used in) operating, investing and financing activities	19,658	12,623
Effects of exchange rate differences on cash and cash equivalents	(2,731)	(7,983)
Cash and cash equivalents at the end of the period[1]	224,802	178,171
of which: cash and balances at central banks[2]	206,666	158,769
of which: loans and advances to banks	16,618	17,151
of which: money market paper	1,518	2,252

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	2,887	2,756
Interest paid in cash	1,387	1,638
Dividends on equity investments, investment funds and associates received in cash	456	624

1 USD 4,359 million and USD 4,064 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 March 2022 and 31 March 2021, respectively. Refer to “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.    2 Includes only balances with an original maturity of three months or less.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1   Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS Group AG and its subsidiaries (together, “UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD). These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual financial statements for the period ended 31 December 2021. These interim financial statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated financial statements in the Annual Report 2021 and the “Management report” sections of this report. In the opinion of management, all necessary adjustments have been made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Material accounting policies” in the “Consolidated financial statements” section of the Annual Report 2021.

Note 2   Segment reporting

UBS’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group Functions and qualify as reportable segments for the purpose of segment reporting. Together with Group Functions they reflect the management structure of the Group.

›    Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2021 for more information about the Group’s reporting segments

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the quarter ended 31 March 2022
Net interest income	1,141	535	(4)	133	(34)	1,771
Non-interest income	3,763	552	582	2,775	(61)	7,611
Income	4,904	1,086	578	2,908	(95)	9,382
Credit loss (expense) / release	7	(23)	0	(4)	0	(18)
Total operating income	4,912	1,064	578	2,905	(95)	9,363
Total operating expenses	3,602	635	404	1,976	18	6,634
Operating profit / (loss) before tax	1,310	428	174	929	(112)	2,729
Tax expense / (benefit)						585
Net profit / (loss)						2,144

As of 31 March 2022
Total assets[1]	407,856	231,938	23,002	381,276	95,851	1,139,922

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the quarter ended 31 March 2021
Net interest income	997	513	(4)	114	(6)	1,613
Non-interest income	3,848	500	641	2,158	(84)	7,063
Income	4,845	1,013	637	2,271	(90)	8,677
Credit loss (expense) / release	3	23	0	2	0	28
Total operating income	4,848	1,037	637	2,273	(90)	8,705
Total operating expenses	3,439	647	410	1,862	49	6,407
Operating profit / (loss) before tax	1,409	389	227	412	(139)	2,298
Tax expense / (benefit)						471
Net profit / (loss)						1,827

As of 31 December 2021
Total assets	395,235	225,370	25,639	346,431	124,507	1,117,182

1 In the first quarter of 2022, UBS refined the methodology applied to allocate balance sheet resources from Group Functions to the business divisions, with prospective effect. If the new methodology had been applied as of 31 December 2021, balance sheet assets allocated to business divisions would have been USD 17 billion higher, of which USD 14 billion related to the Investment Bank.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 3  Net interest income

	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[1]	1,660	1,647	1,584
Interest income from securities financing transactions[2]	118	120	135
Interest income from other financial instruments measured at amortized cost	72	71	73
Interest income from debt instruments measured at fair value through other comprehensive income	41	31	35
Interest income from derivative instruments designated as cash flow hedges	253	284	268
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,144	2,152	2,097
Interest expense on loans and deposits[3]	139	122	137
Interest expense on securities financing transactions[4]	224	252	258
Interest expense on debt issued	396	370	411
Interest expense on lease liabilities	23	24	27
Total interest expense from financial instruments measured at amortized cost	781	768	833
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,363	1,384	1,264
Net interest income from financial instruments measured at fair value through profit or loss	408	387	349
Total net interest income	1,771	1,770	1,613

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.

Note 4  Net fee and commission income

	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21
Underwriting fees	172	335	392
M&A and corporate finance fees	237	218	238
Brokerage fees	1,077	971	1,358
Investment fund fees	1,388	1,520	1,436
Portfolio management and related services	2,463	2,535	2,284
Other	501	462	461
Total fee and commission income[1]	5,837	6,042	6,169
of which: recurring	3,860	4,015	3,620
of which: transaction-based	1,958	1,928	2,454
of which: performance-based	19	99	94
Fee and commission expense	484	513	478
Net fee and commission income	5,353	5,529	5,691

1 Reflects third-party fee and commission income for the first quarter of 2022 of USD 3,637 million for Global Wealth Management (fourth quarter of 2021: USD 3,624 million; first quarter of 2021: USD 3,673 million), USD 446 million for Personal & Corporate Banking (fourth quarter of 2021: USD 427 million; first quarter of 2021: USD 389 million), USD 762 million for Asset Management (fourth quarter of 2021: USD 902 million; first quarter of 2021: USD 815 million), USD 988 million for the Investment Bank (fourth quarter of 2021: USD 1,084 million; first quarter of 2021: USD 1,278 million) and USD 4 million for Group Functions (fourth quarter of 2021: USD 6 million; first quarter of 2021: USD 15 million).

Note 5  Personnel expenses

	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21
Salaries and variable compensation	2,948	2,283	2,871
Financial advisor compensation[1]	1,220	1,269	1,170
Contractors	83	93	98
Social security	285	211	268
Post-employment benefit plans	249	189	265
Other personnel expenses	135	172	128
Total personnel expenses	4,920	4,216	4,801

1 Financial advisor compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 6  General and administrative expenses

	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21
Outsourcing costs	227	262	201
IT expenses	289	277	266
Consulting, legal and audit fees	129	187	99
Real estate and logistics costs	147	170	152
Market data services	106	109	102
Marketing and communication	40	95	42
Travel and entertainment	20	32	9
Litigation, regulatory and similar matters[1]	57	826	9
Other	192	255	210
of which: UK and German bank levies	33	38	41
Total general and administrative expenses	1,208	2,212	1,089
1 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 14b for more information.

Note 7  Expected credit loss measurement

a) Credit loss expense / release

Total net credit loss expenses in the first quarter of 2022 were USD 18 million, reflecting USD 11 million net credit loss expenses related to stage 1 and 2 positions and USD 7 million net credit loss expenses related to stage 3 positions.

Stage 1 and 2 net expenses included scenario-related net expenses of USD 18 million, model change-related net releases of USD 14 million, and net expenses of USD 7 million including additional effects from book quality and size changes.

Stage 3 net credit loss expenses were USD 7 million, including USD 10 million net expenses in Personal & Corporate Banking, across various corporate lending positions.

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.3.22
Stages 1 and 2	5	(13)	0	(3)	0	(11)
Stage 3	2	(10)	0	0	0	(7)
Total credit loss (expense) / release	7	(23)	0	(4)	0	(18)

For the quarter ended 31.12.21
Stages 1 and 2	2	(4)	0	2	0	(1)
Stage 3	1	14	(1)	14	0	28
Total credit loss (expense) / release	2	10	(1)	16	0	27

For the quarter ended 31.3.21
Stages 1 and 2	4	16	0	5	0	26
Stage 3	(2)	8	0	(4)	0	3
Total credit loss (expense) / release	3	23	0	2	0	28

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 7  Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and post-model adjustments

Scenarios

The expected credit loss (ECL) scenarios, along with the related macroeconomic factors, were reviewed in light of the economic and political conditions prevailing in the first quarter of 2022 through a series of governance meetings, with input and feedback from UBS Risk and Finance experts across the business divisions and regions.

As a response to inflationary developments and Russia’s invasion of Ukraine, UBS has replaced the mild global interest rate steepening scenario with a severe global interest rate steepening scenario, applied more adverse weightings and reflected updated scenario data as of the end of the first quarter of 2022 in the calculations.

The baseline scenario assumptions on a calendar-year basis are included in the table below and imply a weaker economic forecast for 2022 compared with 2021.

The shocks in the newly adopted severe global interest rate steepening scenario are more severe compared with the previously applied mild global interest rate steepening scenario; for example, inflation and interest rates are higher and GDP growth substantially lower.

The global crisis scenario remains materially unchanged.

Scenario weights and post-model adjustments

In response to recent developments, UBS changed the scenario weights for the first quarter of 2022: upside at 0% (31 December 2021: 5%), baseline at 55% (unchanged), severe global interest rate steepening scenario at 25% (31 December 2021: mild global interest rate steepening scenario 10%) and the global crisis scenario at 20% (31 December 2021: 30%).

The post-model adjustment amounted to USD 204 million as of 31 March 2022 (31 December 2021: USD 224 million) and includes effects from the uncertainty caused by the continued COVID-19 pandemic and heightened geopolitical tensions, which cannot be fully and reliably modeled due to a lack of sufficiently supportable data. The post-model adjustment was reduced during the first quarter of 2022 following the scenario substitution and weighting changes noted above, which resulted in higher modeled ECL and addressed some of the uncertainties that had not been reflected in the modeling approach in prior periods.

Comparison on shock factors

	Baseline
Key parameters	2021	2022	2023
Real GDP growth (annual percentage change)
United States	5.5	3.5	2.4
Eurozone	5.1	2.9	2.2
Switzerland	3.1	2.5	1.5
Unemployment rate (%, annual average)
United States	5.4	3.5	3.3
Eurozone	7.7	7.0	6.9
Switzerland	3.0	2.3	2.1
Real estate (annual percentage change, Q4)
United States	16.1	2.0	1.7
Eurozone	7.9	5.0	1.7
Switzerland	6.0	3.0	0.0

Economic scenarios and weights applied
	Assigned weights in %
ECL scenario	31.3.22	31.12.21	31.3.21
Upside	0.0	5.0	0.0
Baseline	55.0	55.0	60.0
Mild global interest rate steepening	-	10.0	0.0
Severe global interest rate steepening	25.0	-	-
Global crisis	20.0	30.0	40.0

Note 7  Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The following tables provide information about financial instruments and certain non-financial instruments that are subject to ECL requirements. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying amount of these financial assets. Instead, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to recognized financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	31.3.22
	Carrying amount1 / Total exposure				ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	206,773	206,728	46	0	(6)	(0)	(6)	0
Loans and advances to banks	17,914	17,850	65	0	(9)	(8)	(1)	(0)
Receivables from securities financing transactions	69,452	69,452	(0)	0	(2)	(2)	(0)	0
Cash collateral receivables on derivative instruments	39,253	39,253	0	0	(0)	(0)	0	0
Loans and advances to customers	392,189	375,198	15,513	1,478	(801)	(121)	(155)	(525)
of which: Private clients with mortgage	153,645	145,272	7,702	671	(126)	(27)	(71)	(28)
of which: Real estate financing	43,920	40,006	3,907	7	(57)	(17)	(40)	(0)
of which: Large corporate clients	13,432	11,966	1,169	296	(143)	(21)	(14)	(108)
of which: SME clients	13,911	11,995	1,508	407	(260)	(22)	(20)	(218)
of which: Lombard	144,398	144,374	0	24	(34)	(7)	0	(27)
of which: Credit cards	1,709	1,341	341	28	(36)	(10)	(9)	(17)
of which: Commodity trade finance	4,441	4,425	7	9	(103)	(6)	(0)	(96)
Other financial assets measured at amortized cost	28,697	28,228	302	168	(109)	(27)	(7)	(75)
of which: Loans to financial advisors	2,388	2,164	86	138	(86)	(20)	(3)	(63)
Total financial assets measured at amortized cost	754,279	736,708	15,925	1,646	(927)	(158)	(170)	(600)
Financial assets measured at fair value through other comprehensive income	9,093	9,093	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	763,371	745,800	15,925	1,646	(927)	(158)	(170)	(600)
Off-balance sheet (in scope of ECL)
Guarantees	22,496	21,264	1,072	159	(66)	(17)	(10)	(39)
of which: Large corporate clients	3,459	2,621	736	102	(32)	(3)	(4)	(26)
of which: SME clients	1,318	1,154	107	57	(11)	(1)	(1)	(9)
of which: Financial intermediaries and hedge funds	11,428	11,307	121	0	(16)	(12)	(5)	0
of which: Lombard	2,545	2,545	0	0	(1)	(0)	0	(1)
of which: Commodity trade finance	2,680	2,680	0	0	(1)	(1)	(0)	0
Irrevocable loan commitments	38,039	35,827	2,123	89	(112)	(68)	(44)	0
of which: Large corporate clients	23,698	21,723	1,916	58	(98)	(63)	(35)	0
Forward starting reverse repurchase and securities borrowing agreements	6,432	6,432	0	0	(0)	(0)	0	0
Committed unconditionally revocable credit lines	41,396	38,616	2,715	65	(40)	(30)	(10)	0
of which: Real estate financing	9,621	9,343	278	0	(7)	(5)	(2)	0
of which: Large corporate clients	4,618	3,862	733	23	(5)	(2)	(3)	0
of which: SME clients	4,793	4,254	503	37	(15)	(12)	(3)	0
of which: Lombard	8,216	8,216	0	0	0	(0)	0	0
of which: Credit cards	9,398	8,941	453	4	(6)	(5)	(2)	0
of which: Commodity trade finance	280	280	0	0	(0)	(0)	0	0
Irrevocable committed prolongation of existing loans	5,355	5,342	12	2	(2)	(2)	(0)	0
Total off-balance sheet financial instruments and other credit lines	113,718	107,482	5,922	314	(221)	(117)	(64)	(39)
Total allowances and provisions					(1,148)	(275)	(234)	(639)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 7  Expected credit loss measurement (continued)

USD million	31.12.21
	Carrying amount¹ / Total exposure				ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	192,817	192,817	0	0	0	0	0	0
Loans and advances to banks	15,480	15,453	26	1	(8)	(7)	(1)	0
Receivables from securities financing transactions	75,012	75,012	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	30,514	30,514	0	0	0	0	0	0
Loans and advances to customers	397,761	380,564	15,620	1,577	(850)	(126)	(152)	(572)
of which: Private clients with mortgages	152,479	143,505	8,262	711	(132)	(28)	(71)	(33)
of which: Real estate financing	43,945	40,463	3,472	9	(60)	(19)	(40)	0
of which: Large corporate clients	13,990	12,643	1,037	310	(170)	(22)	(16)	(133)
of which: SME clients	14,004	12,076	1,492	436	(259)	(19)	(15)	(225)
of which: Lombard	149,283	149,255	0	27	(33)	(6)	0	(28)
of which: Credit cards	1,716	1,345	342	29	(36)	(10)	(9)	(17)
of which: Commodity trade finance	3,813	3,799	7	7	(114)	(6)	0	(108)
Other financial assets measured at amortized cost	26,209	25,718	302	189	(109)	(27)	(7)	(76)
of which: Loans to financial advisors	2,453	2,184	106	163	(86)	(19)	(3)	(63)
Total financial assets measured at amortized cost	737,794	720,079	15,948	1,767	(969)	(161)	(160)	(647)
Financial assets measured at fair value through other comprehensive income	8,844	8,844	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	746,638	728,923	15,948	1,767	(969)	(161)	(160)	(647)
Off-balance sheet (in scope of ECL)
Guarantees	20,972	19,695	1,127	150	(41)	(18)	(8)	(15)
of which: Large corporate clients	3,464	2,567	793	104	(6)	(3)	(3)	0
of which: SME clients	1,353	1,143	164	46	(8)	(1)	(1)	(7)
of which: Financial intermediaries and hedge funds	9,575	9,491	84	0	(17)	(13)	(4)	0
of which: Lombard	2,454	2,454	0	0	(1)	0	0	(1)
of which: Commodity trade finance	3,137	3,137	0	0	(1)	(1)	0	0
Irrevocable loan commitments	39,478	37,097	2,335	46	(114)	(72)	(42)	0
of which: Large corporate clients	23,922	21,811	2,102	9	(100)	(66)	(34)	0
Forward starting reverse repurchase and securities borrowing agreements	1,444	1,444	0	0	0	0	0	0
Committed unconditionally revocable credit lines	40,778	38,207	2,508	63	(38)	(28)	(10)	0
of which: Real estate financing	7,328	7,046	281	0	(5)	(4)	(1)	0
of which: Large corporate clients	5,358	4,599	736	23	(7)	(4)	(3)	0
of which: SME clients	5,160	4,736	389	35	(15)	(11)	(3)	0
of which: Lombard	8,670	8,670	0	0	0	0	0	0
of which: Credit cards	9,466	9,000	462	4	(6)	(5)	(2)	0
of which: Commodity trade finance	117	117	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	5,611	5,527	36	48	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	108,284	101,971	6,006	307	(196)	(121)	(60)	(15)
Total allowances and provisions					(1,165)	(282)	(220)	(662)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 7  Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for UBS’s core loan portfolios (i.e., Loans and advances to customers and  Loans to financial advisors) and relevant off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments and Financial assets measured at fair value through other comprehensive income are not included in the table below, due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by dividing ECL allowances and provisions by the gross carrying amount of the related exposures.

Coverage ratios for core loan portfolio	31.3.22
	Gross carrying amount (USD million)				ECL coverage (bps)
On-Balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	153,771	145,299	7,773	699	8	2	91	6	403
Real estate financing	43,977	40,023	3,947	7	13	4	102	13	455
Total real estate lending	197,748	185,321	11,720	707	9	2	95	8	404
Large corporate clients	13,574	11,987	1,184	404	105	17	122	27	2,666
SME clients	14,170	12,017	1,528	626	183	18	130	31	3,489
Total corporate lending	27,745	24,004	2,712	1,029	145	18	127	29	3,166
Lombard	144,432	144,381	0	51	2	0	0	0	5,326
Credit cards	1,745	1,351	350	44	204	72	256	110	3,803
Commodity trade finance	4,544	4,432	7	105	226	14	2	14	9,157
Other loans and advances to customers	16,776	15,831	879	66	25	8	9	8	4,517
Loans to financial advisors	2,473	2,184	88	201	347	92	322	101	3,132
Total other lending	169,970	168,178	1,325	468	18	3	95	4	4,986
Total[1]	395,463	377,503	15,757	2,204	22	4	100	8	2,667

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	7,972	7,733	236	3	3	3	7	3	241
Real estate financing	10,787	10,499	287	0	9	6	118	9	0
Total real estate lending	18,759	18,232	523	3	7	5	68	7	241
Large corporate clients	31,774	28,206	3,384	183	43	24	124	35	1,410
SME clients	7,512	6,693	700	119	48	23	159	36	791
Total corporate lending	39,286	34,899	4,084	303	44	24	130	35	1,166
Lombard	13,761	13,761	0	0	1	0	0	0	0
Credit cards	9,398	8,941	453	4	7	5	34	7	0
Commodity trade finance	2,960	2,960	0	0	4	4	0	4	0
Financial intermediaries and hedge funds	10,739	10,141	598	0	16	12	83	16	0
Other off-balance sheet commitments	12,384	12,115	265	4	9	5	40	6	0
Total other lending	49,241	47,918	1,315	8	8	5	58	7	0
Total[2]	107,286	101,049	5,922	314	21	12	108	17	1,255

1 Includes Loans and advances to customers of USD 392,990 million and Loans to financial advisors of USD 2,473 million, which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 7  Expected credit loss measurement (continued)

Coverage ratios for core loan portfolio	31.12.21
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	152,610	143,533	8,333	744	9	2	85	6	446
Real estate financing	44,004	40,483	3,512	10	14	5	114	14	231
Total real estate lending	196,615	184,016	11,845	754	10	3	94	8	443
Large corporate clients	14,161	12,665	1,053	443	120	18	148	28	2,997
SME clients	14,263	12,095	1,507	661	182	16	103	25	3,402
Total corporate lending	28,424	24,760	2,560	1,104	151	17	121	26	3,240
Lombard	149,316	149,261	0	55	2	0	0	0	5,026
Credit cards	1,752	1,355	351	46	204	72	255	109	3,735
Commodity trade finance	3,927	3,805	7	115	290	15	3	15	9,388
Other loans and advances to customers	18,578	17,493	1,010	75	25	9	15	10	3,730
Loans to financial advisors	2,539	2,203	109	226	338	88	303	99	2,791
Total other lending	176,111	174,117	1,477	517	18	3	93	4	4,718
Total[1]	401,150	382,893	15,882	2,374	23	4	98	8	2,673

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 1&2	Stage 3
Private clients with mortgages	9,123	8,798	276	49	3	3	9	3	15
Real estate financing	8,766	8,481	285	0	9	7	88	9	0
Total real estate lending	17,889	17,278	562	49	6	5	49	6	15
Large corporate clients	32,748	28,981	3,630	136	34	25	110	35	1
SME clients	8,077	7,276	688	114	38	19	151	30	585
Total corporate lending	40,826	36,258	4,318	250	35	24	117	34	266
Lombard	14,438	14,438	0	0	1	0	0	0	0
Credit cards	9,466	9,000	462	4	7	5	34	7	0
Commodity trade finance	3,262	3,262	0	0	4	4	0	4	0
Financial intermediaries and hedge funds	12,153	11,784	369	0	15	12	120	15	0
Other off-balance sheet commitments	8,806	8,507	296	4	15	6	30	7	0
Total other lending	48,126	46,991	1,127	8	9	5	61	7	0
Total[2]	106,840	100,527	6,006	307	18	12	100	17	486

1 Includes Loans and advances to customers of USD 398,611 million and Loans to financial advisors of USD 2,539 million, which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Note 8  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021, which provides more information about valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements, and methods applied to calculate fair values for financial instruments not measured at fair value.

›    Refer to the “Balance sheet and off-balance sheet” section of this report for more information about quarter-on-quarter balance sheet movements

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. When the inputs used to measure fair value may fall within different levels of the fair value hierarchy, the level in the hierarchy within which each instrument is classified in its entirety is based on the lowest-level input that is significant to the position’s fair value measurement:

–     Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–     Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–     Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 8   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.22				31.12.21
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	97,078	15,044	2,623	114,744	113,697	14,825	2,299	130,821
of which:
Equity instruments	82,256	512	278	83,047	97,958	1,090	149	99,197
Government bills / bonds	7,579	1,491	10	9,080	7,135	1,351	10	8,496
Investment fund units	6,495	2,030	16	8,541	7,843	1,364	21	9,229
Corporate and municipal bonds	741	8,949	611	10,301	708	7,604	556	8,868
Loans	0	1,726	1,577	3,303	0	3,099	1,443	4,542
Asset-backed securities	6	336	131	473	53	317	120	489

Derivative financial instruments	1,511	137,115	1,683	140,309	522	116,479	1,140	118,142
of which:
Foreign exchange contracts	749	66,803	6	67,558	255	53,043	7	53,305
Interest rate contracts	0	36,372	772	37,144	0	32,747	494	33,241
Equity / index contracts	0	29,477	450	29,927	0	27,861	384	28,245
Credit derivative contracts	0	1,392	338	1,730	0	1,179	236	1,414
Commodity contracts	0	2,886	58	2,944	0	1,590	16	1,606

Brokerage receivables	0	20,762	0	20,762	0	21,839	0	21,839

Financial assets at fair value not held for trading	25,704	31,262	4,033	60,999	27,278	28,622	4,180	60,080
of which:
Financial assets for unit-linked investment contracts	18,475	0	1	18,476	21,110	187	6	21,303
Corporate and municipal bonds	137	12,665	288	13,090	123	13,937	306	14,366
Government bills / bonds	6,713	4,561	0	11,274	5,624	3,236	0	8,860
Loans	0	3,815	869	4,684	0	4,982	892	5,874
Securities financing transactions	0	9,677	100	9,776	0	5,704	100	5,804
Auction rate securities	0	0	1,635	1,635	0	0	1,585	1,585
Investment fund units	291	544	112	947	338	574	117	1,028
Equity instruments	89	0	699	788	83	2	681	765
Other	0	0	329	329	0	0	495	495

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	2,341	6,751	0	9,093	2,704	6,140	0	8,844
of which:
Asset-backed securities	0	4,639	0	4,639	0	4,849	0	4,849
Government bills / bonds	2,293	19	0	2,312	2,658	27	0	2,686
Corporate and municipal bonds	48	2,093	0	2,141	45	1,265	0	1,310

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	4,626	0	0	4,626	5,258	0	0	5,258

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	0	24	24	0	0	26	26
Total assets measured at fair value	131,261	210,934	8,363	350,557	149,459	187,905	7,645	345,010

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.3.22				31.12.21
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	26,770	7,841	76	34,687	25,413	6,170	105	31,688
of which:
Equity instruments	19,390	328	61	19,778	18,328	513	83	18,924
Corporate and municipal bonds	32	5,728	15	5,775	30	4,219	17	4,266
Government bills / bonds	6,857	1,047	0	7,905	5,883	826	0	6,709
Investment fund units	491	695	1	1,187	1,172	555	6	1,733

Derivative financial instruments	1,505	135,069	1,869	138,443	509	118,558	2,242	121,309
of which:
Foreign exchange contracts	737	65,303	33	66,073	258	53,800	21	54,078
Interest rate contracts	0	33,518	221	33,739	0	28,398	278	28,675
Equity / index contracts	0	32,182	1,142	33,324	0	33,438	1,511	34,949
Credit derivative contracts	0	1,421	370	1,791	0	1,412	341	1,753
Commodity contracts	0	2,530	74	2,604	0	1,503	63	1,566

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	48,015	0	48,015	0	44,045	0	44,045

Debt issued designated at fair value	0	58,798	12,672	71,470	0	59,606	14,194	73,799

Other financial liabilities designated at fair value	0	29,346	979	30,325	0	29,258	816	30,074
of which:
Financial liabilities related to unit-linked investment contracts	0	18,661	0	18,661	0	21,466	0	21,466
Securities financing transactions	0	9,386	2	9,388	0	6,375	2	6,377
Over-the-counter debt instruments	0	1,299	970	2,269	0	1,334	794	2,128
Total liabilities measured at fair value	28,275	279,069	15,596	322,940	25,922	257,637	17,357	300,916

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

b) Valuation adjustments

The table below summarizes the valuation adjustment reserves recognized on the balance sheet. Details about each category are provided further below.

Valuation adjustment reserves on the balance sheet
	As of
Life-to-date gain / (loss), USD million	31.3.22	31.12.21
Deferred day-1 profit or loss reserves	425	418
Own credit adjustments on financial liabilities designated at fair value	114	(315)
CVAs, FVAs, DVAs and other valuation adjustments	(969)	(1,004)

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21
Reserve balance at the beginning of the period	418	429	269
Profit / (loss) deferred on new transactions	75	78	181
(Profit) / loss recognized in the income statement	(69)	(88)	(63)
Foreign currency translation	0	0	(1)
Reserve balance at the end of the period	425	418	387

Note 8  Fair value measurement (continued)

Own credit

The valuation of financial liabilities designated at fair value requires consideration of the own credit component of fair value. Own credit risk is reflected in the valuation of UBS’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS’s counterparties and other market participants. However, own credit risk is not reflected in the valuation of UBS’s liabilities that are fully collateralized or for other obligations for which it is established market practice to not include an own credit component.

A description of UBS’s methodology to estimate own credit and the related accounting principles is included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021.

In the first quarter of 2022, other comprehensive income related to own credit on financial liabilities designated at fair value was positive USD 423 million, primarily due to a widening of UBS’s credit spreads.

Own credit adjustments on financial liabilities designated at fair value
	Included in Other comprehensive income
	For the quarter ended
USD million	31.3.22	31.12.21	31.3.21
Recognized during the period:
Realized gain / (loss)	(7)	0	(6)
Unrealized gain / (loss)	430	55	(23)
Total gain / (loss), before tax	423	55	(29)

	As of
USD million	31.3.22	31.12.21	31.3.21
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	114	(315)	(400)

Credit, funding, debit and other valuation adjustments

A description of UBS’s methodology for estimating credit valuation adjustments (CVAs), funding valuation adjustments (FVAs), debit valuation adjustments (DVAs) and other valuation adjustments is included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	31.3.22	31.12.21
Credit valuation adjustments[1]	(45)	(44)
Funding valuation adjustments	(41)	(49)
Debit valuation adjustments	4	2
Other valuation adjustments	(887)	(913)
of which: liquidity	(343)	(341)
of which: model uncertainty	(544)	(571)
1 Amounts do not include reserves against defaulted counterparties.

c) Transfers between Level 1 and Level 2

Assets and liabilities that were held for the entire reporting period and transferred from Level 2 to level 1 or from Level 1 to Level 2 during the first quarter of 2022 were not material.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities, together with the valuation techniques used to measure fair value, the inputs used in a given valuation technique that are considered significant as of 31 March 2022 and unobservable, and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by the Group. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges of unobservable inputs may differ across other financial institutions, reflecting the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2021.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.22			31.12.21
USD billion	31.3.22	31.12.21	31.3.22	31.12.21			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.9	0.9	0.0	0.0	Relative value to market comparable	Bond price equivalent	13	102	93	16	143	98	points
					Discounted expected cash flows	Discount margin	447	447		434	434		basis points
Traded loans, loans measured at fair value, loan commitments and guarantees	2.8	2.8	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	100	99	0	101	99	points
					Discounted expected cash flows	Credit spread	200	800	294	175	800	436	basis points
					Market comparable and securitization model	Credit spread	70	1,490	236	28	1,544	241	basis points
Auction rate securities	1.6	1.6			Discounted expected cash flows	Credit spread	115	184	149	115	197	153	basis points
Investment fund units[3]	0.1	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	1.0	0.8	0.1	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[4]			12.7	14.2
Other financial liabilities designated at fair value			1.0	0.8	Discounted expected cash flows	Funding spread	25	175		24	175		basis points
Derivative financial instruments
Interest rate contracts	0.8	0.5	0.2	0.3	Option model	Volatility of interest rates	74	136		65	81		basis points
Credit derivative contracts	0.3	0.2	0.4	0.3	Discounted expected cash flows	Credit spreads	3	541		1	583		basis points
						Bond price equivalent	3	145		2	136		points
Equity / index contracts	0.4	0.4	1.1	1.5	Option model	Equity dividend yields	0	12		0	11%
						Volatility of equity stocks, equity and other indices	3	97		4	98%
						Equity-to-FX correlation	(26)	84		(29)	76%
						Equity-to-equity correlation	(25)	100		(25)	100%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for most non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to Other financial liabilities designated at fair value and Derivative financial instruments, as this would not be meaningful.    3 The range of inputs is not disclosed, as there is a dispersion of values given the diverse nature of the investments.    4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

Note 8  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. The table presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported together with the equivalent derivative or securities financing instrument.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdepend-encies may exist between Level 1 / 2 parameters and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions[1]
	31.3.22		31.12.21
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	15	(20)	19	(13)
Securities financing transactions	47	(52)	41	(53)
Auction rate securities	79	(79)	66	(66)
Asset-backed securities	25	(18)	20	(20)
Equity instruments	170	(144)	173	(146)
Interest rate derivative contracts, net	69	(62)	29	(19)
Credit derivative contracts, net	8	(7)	5	(8)
Foreign exchange derivative contracts, net	16	(9)	19	(11)
Equity / index derivative contracts, net	410	(367)	368	(335)
Other	53	(81)	50	(73)
Total	892	(839)	790	(744)
1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or securities financing instrument.

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented in the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8  Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2020	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2021

Financial assets at fair value held for trading	2.3	0.0	0.0	0.2	(0.6)	0.3	0.0	0.2	(0.2)	0.0	2.2
of which:
Investment fund units	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Corporate and municipal bonds	0.8	0.0	0.0	0.2	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.8
Loans	1.1	0.0	0.0	0.0	(0.3)	0.3	0.0	0.0	(0.2)	0.0	1.1
Other	0.4	0.0	0.0	0.0	(0.2)	0.0	0.0	0.2	0.0	0.0	0.3

Derivative financial instruments – assets	1.8	(0.1)	(0.1)	0.0	0.0	0.4	(0.4)	0.0	(0.1)	0.0	1.6
of which:
Interest rate contracts	0.5	(0.1)	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.4
Equity / index contracts	0.9	(0.1)	0.0	0.0	0.0	0.3	(0.2)	0.0	0.0	0.0	0.8
Credit derivative contracts	0.3	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.4
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	3.9	0.0	0.0	0.5	(0.3)	0.0	0.0	0.0	0.0	0.0	4.2
of which:
Loans	0.9	(0.1)	0.0	0.4	(0.1)	0.0	0.0	0.0	0.0	0.0	1.1
Auction rate securities	1.5	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
Equity instruments	0.5	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.5
Other	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0

Derivative financial instruments – liabilities	3.5	0.1	0.0	0.0	0.0	0.6	(0.8)	0.0	(0.2)	0.0	3.1
of which:
Interest rate contracts	0.5	0.0	0.0	0.0	0.0	0.3	(0.1)	0.0	(0.1)	0.0	0.5
Equity / index contracts	2.3	0.2	0.1	0.0	0.0	0.3	(0.6)	0.0	(0.1)	0.0	2.1
Credit derivative contracts	0.5	(0.1)	(0.1)	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.4
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Debt issued designated at fair value	11.0	0.0	0.0	0.0	0.0	3.8	(1.8)	0.2	(0.3)	(0.2)	12.6

Other financial liabilities designated at fair value	0.7	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.5

1 Net gains / losses included in comprehensive income are composed of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    2 Total Level 3 assets as of 31 March 2022 were USD 8.4 billion (31 December 2021: USD 7.6 billion). Total Level 3 liabilities as of 31 March 2022 were USD 15.6 billion (31 December 2021: USD 17.4 billion).

Note 8   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2021[2]	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2022[2]

2.3	0.0	0.0	0.2	(0.8)	1.0	0.0	0.2	(0.3)	0.0	2.6

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
0.6	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.6
1.4	0.0	0.0	0.0	(0.7)	1.0	0.0	0.0	(0.2)	0.0	1.6
0.3	0.0	0.0	0.1	0.0	0.0	0.0	0.2	(0.1)	0.0	0.4

1.1	0.5	0.5	0.0	0.0	0.4	(0.3)	0.0	0.0	0.0	1.7

0.5	0.4	0.4	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.8
0.4	0.1	0.0	0.0	0.0	0.2	(0.1)	0.0	0.0	0.0	0.4
0.2	0.1	0.1	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.3
0.0	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.1

4.2	0.0	0.0	0.3	(0.5)	0.0	0.0	0.0	0.0	0.0	4.0

0.9	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	0.0	0.0	0.9
1.6	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7
1.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0	0.8

2.2	(0.3)	(0.4)	0.0	0.0	0.8	(0.8)	0.0	0.0	0.0	1.9

0.3	(0.2)	(0.2)	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.2
1.5	(0.1)	(0.1)	0.0	0.0	0.4	(0.6)	0.0	0.0	0.0	1.1
0.3	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.0	0.0	0.0	0.4
0.1	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.1

14.2	(1.0)	(1.0)	0.0	0.0	2.5	(2.4)	0.1	(0.6)	(0.1)	12.7

0.8	0.0	0.0	0.0	0.0	0.4	(0.2)	0.0	0.0	0.0	1.0

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.22		31.12.21
USD billion	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and balances at central banks	206.8	206.8	192.8	192.8
Loans and advances to banks	17.9	17.9	15.5	15.5
Receivables from securities financing transactions	69.5	69.5	75.0	75.0
Cash collateral receivables on derivative instruments	39.3	39.3	30.5	30.5
Loans and advances to customers	392.2	386.2	397.8	396.9
Other financial assets measured at amortized cost	28.7	28.2	26.2	26.5
Liabilities
Amounts due to banks	16.6	16.6	13.1	13.1
Payables from securities financing transactions	7.1	7.1	5.5	5.5
Cash collateral payables on derivative instruments	39.6	39.6	31.8	31.8
Customer deposits	541.5	541.4	542.0	542.0
Debt issued measured at amortized cost	131.5	132.2	139.2	141.1
Other financial liabilities measured at amortized cost[1]	6.2	6.2	5.4	5.4
1 Excludes lease liabilities.

The fair values included in the table above have been calculated for disclosure purposes only. The valuation techniques and assumptions relate only to UBS’s financial instruments not otherwise measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 9  Derivative instruments

a) Derivative instruments

As of 31.3.22, USD billion	Derivative financial assets	Notional values related to derivative financial assets[1]	Derivative financial liabilities	Notional values related to derivative financial liabilities[1]	Other notional values[2]
Derivative financial instruments
Interest rate contracts	37.1	1,080	33.7	1,055	9,569
Credit derivative contracts	1.7	50	1.8	48	0
Foreign exchange contracts	67.6	3,315	66.1	3,183	20
Equity / index contracts	29.9	477	33.3	566	80
Commodity contracts	2.9	82	2.6	65	17
Loan commitments measured at FVTPL	0.0	1	0.0	5
Unsettled purchases of non-derivative financial instruments[3]	0.3	26	0.5	30
Unsettled sales of non-derivative financial instruments[3]	0.7	45	0.4	18
Total derivative financial instruments, based on IFRS netting[4]	140.3	5,075	138.4	4,971	9,686
Further netting potential not recognized on the balance sheet[5]	(126.6)		(121.4)
of which: netting of recognized financial liabilities / assets	(101.7)		(101.7)
of which: netting with collateral received / pledged	(25.0)		(19.7)
Total derivative financial instruments, after consideration of further netting potential	13.7		17.0

As of 31.12.21, USD billion
Derivative financial instruments
Interest rate contracts	33.2	991	28.7	943	8,675
Credit derivative contracts	1.4	45	1.8	46	0
Foreign exchange contracts	53.3	3,031	54.1	2,939	1
Equity / index contracts	28.2	457	34.9	604	80
Commodity contracts	1.6	58	1.6	56	15
Loan commitments measured at FVTPL	0.0	1	0.0	8
Unsettled purchases of non-derivative financial instruments[3]	0.1	13	0.2	11
Unsettled sales of non-derivative financial instruments[3]	0.2	18	0.1	9
Total derivative financial instruments, based on IFRS netting[4]	118.1	4,614	121.3	4,617	8,771
Further netting potential not recognized on the balance sheet[5]	(107.4)		(107.0)
of which: netting of recognized financial liabilities / assets	(88.9)		(88.9)
of which: netting with collateral received / pledged	(18.5)		(18.1)
Total derivative financial instruments, after consideration of further netting potential	10.7		14.3

1 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis. Notional amounts of client-cleared ETD and OTC transactions through central clearing counterparties are not disclosed, as they have a significantly different risk profile.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

b) Cash collateral on derivative instruments

USD billion	Receivables 31.3.22	Payables 31.3.22	Receivables 31.12.21	Payables 31.12.21
Cash collateral on derivative instruments, based on IFRS netting[1]	39.3	39.6	30.5	31.8
Further netting potential not recognized on the balance sheet[2]	(19.0)	(21.4)	(18.4)	(16.4)
of which: netting of recognized financial liabilities / assets	(15.8)	(18.2)	(15.2)	(13.1)
of which: netting with collateral received / pledged	(3.2)	(3.2)	(3.3)	(3.3)
Cash collateral on derivative instruments, after consideration of further netting potential	20.3	18.2	12.1	15.4

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2021 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	31.3.22	31.12.21
Debt securities	21,192	18,858
of which: government bills / bonds	10,085	9,833
Loans to financial advisors	2,388	2,453
Fee- and commission-related receivables	1,953	1,972
Finance lease receivables	1,325	1,356
Settlement and clearing accounts	492	455
Accrued interest income	547	520
Other	801	594
Total other financial assets measured at amortized cost	28,697	26,209

b) Other non-financial assets

USD million	31.3.22	31.12.21
Precious metals and other physical commodities	4,626	5,258
Deposits and collateral provided in connection with litigation, regulatory and similar matters[1]	2,280	1,526
Prepaid expenses	1,143	1,108
VAT and other tax receivables	469	638
Properties and other non-current assets held for sale	313	32
Assets of disposal groups held for sale	1,018	1,093
Other	731	621
Total other non-financial assets	10,581	10,277
1 Refer to Note 14 for more information.

c) Other financial liabilities measured at amortized cost

USD million	31.3.22	31.12.21
Other accrued expenses	1,780	1,876
Accrued interest expenses	822	1,094
Settlement and clearing accounts	1,691	1,304
Lease liabilities	3,422	3,558
Other	1,925	1,167
Total other financial liabilities measured at amortized cost	9,641	9,001

d) Other financial liabilities designated at fair value

USD million	31.3.22	31.12.21
Financial liabilities related to unit-linked investment contracts	18,661	21,466
Securities financing transactions	9,388	6,377
Over-the-counter debt instruments	2,269	2,128
Other	8	103
Total other financial liabilities designated at fair value	30,325	30,074
of which: life-to-date own credit (gain) / loss	(85)	(32)

Note 10  Other assets and liabilities (continued)

e) Other non-financial liabilities

USD million	31.3.22	31.12.21
Compensation-related liabilities	4,818	7,257
of which: Deferred Contingent Capital Plan	1,350	1,628
of which: financial advisor compensation plans	1,193	1,512
of which: other compensation plans	1,179	2,846
of which: net defined benefit liability	576	633
of which: other compensation-related liabilities[1]	520	638
Deferred tax liabilities	174	300
Current tax liabilities	947	1,398
VAT and other tax payables	772	590
Deferred income	260	240
Liabilities of disposal groups held for sale	1,289	1,298
Other	61	68
Total other non-financial liabilities	8,322	11,151
1 Includes liabilities for payroll taxes and untaken vacation.

Note 11  Debt issued designated at fair value

USD million	31.3.22	31.12.21
Issued debt instruments
Equity-linked[1]	44,252	47,059
Rates-linked	14,933	16,369
Credit-linked	1,951	1,723
Fixed-rate	3,727	2,868
Commodity-linked	3,995	2,911
Other	2,612	2,868
of which: debt that contributes to total loss-absorbing capacity	1,990	2,136
Total debt issued designated at fair value	71,470	73,799
of which: life-to-date own credit (gain) / loss	(29)	347
1 Includes investment fund unit-linked instruments issued.

Note 12  Debt issued measured at amortized cost

USD million	31.3.22	31.12.21
Certificates of deposit and commercial paper	33,727	40,640
Other short-term debt	3,812	2,458
Short-term debt[1]	37,539	43,098
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	41,479	38,984
Senior unsecured debt other than TLAC	23,024	27,590
Covered bonds	1,351	1,389
Subordinated debt	18,664	18,640
of which: high-trigger loss-absorbing additional tier 1 capital instruments	12,372	11,052
of which: low-trigger loss-absorbing additional tier 1 capital instruments	1,236	2,425
of which: low-trigger loss-absorbing tier 2 capital instruments	2,507	2,596
of which: non-Basel III-compliant tier 2 capital instruments	543	547
Debt issued through the Swiss central mortgage institutions	9,435	9,454
Long-term debt[2]	93,953	96,057
Total debt issued measured at amortized cost[3]	131,492	139,155

1 Debt with an original contractual maturity of less than one year.    2 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 13   Interest rate benchmark reform

During the first quarter of 2022, UBS continued to manage the transition to alternative reference rates (ARRs) under the oversight of the dedicated Group-wide forum, with an increased US regional focus. The transition of non-USD interbank offered rates (IBORs) is largely complete, with efforts now focused on managing the transition of remaining USD LIBOR exposures.

On 15 March 2022, the US enacted federal legislation, the “Adjustable Interest Rate (LIBOR) Act,” which is substantially based on, and supersedes, the New York State London Interbank Offered Rate (LIBOR) legislation. The Adjustable Interest Rate (LIBOR) Act provides a legislative solution for legacy products governed by any US state law should such products fail to transition prior to the USD LIBOR cessation date of 30 June 2023.

Non-derivative instruments

During the first quarter of 2022, most of the USD 21 billion mortgages linked to CHF LIBOR that were outstanding as of 31 December 2021 were automatically transitioned to Swiss Average Rate Overnight (SARON), with only an insignificant amount remaining, which will transition later in 2022, on their next roll date.

Substantially all of the US securities-based lending outstanding as of 31 December 2021 was transitioned to Secured Overnight Financing Rate (SOFR) during the first quarter of 2022, with transition of the remaining USD 2 billion currently in progress.

In January 2022, UBS completed the transition of USD LIBOR-linked non-derivative balances related to brokerage accounts to SOFR. No other material transitions of USD LIBOR-linked contracts occurred in the first quarter of 2022. UBS plans to transition USD 10 billion of US mortgages linked to USD LIBOR to SOFR in 2022 and 2023.

Derivative instruments

UBS successfully transitioned the remaining non-USD IBOR derivatives not transacted through clearing houses or exchanges, which ensured an orderly transition when converting high volumes of transactions at the time of rate cessation. No material USD LIBOR-linked derivatives transitioned in the first quarter of 2022.

Note 14  Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	31.3.22	31.12.21
Provisions other than provisions for expected credit losses	3,257	3,322
Provisions for expected credit losses[1]	221	196
Total provisions	3,478	3,518
1 Refer to Note 7c for more information.

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Litigation, regulatory and similar matters[1]	Restructuring	Other[3]	Total
Balance as of 31 December 2021	2,798	172	352	3,322
Increase in provisions recognized in the income statement	58	58	5	121
Release of provisions recognized in the income statement	(1)	(6)	(5)	(11)
Provisions used in conformity with designated purpose	(54)	(63)	(7)	(125)
Foreign currency translation / unwind of discount	(43)	(2)	(5)	(49)
Balance as of 31 March 2022	2,758	159[2]	340	3,257

1 Consists of provisions for losses resulting from legal, liability and compliance risks.    2 Primarily consists of personnel-related restructuring provisions of USD 114 million as of 31 March 2022 (31 December 2021: USD 125 million) and provisions for onerous contracts of USD 45 million as of 31 March 2022 (31 December 2021: USD 47 million).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions primarily relate to personnel-related provisions and onerous contracts. Personnel-related restructuring provisions are used within a short period of time but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs. Onerous contracts for property are recognized when UBS is committed to pay for non‑lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2021	1,338	181	8	310	962	2,798
Increase in provisions recognized in the income statement	54	0	0	4	0	58
Release of provisions recognized in the income statement	(1)	0	0	0	0	(1)
Provisions used in conformity with designated purpose	(49)	0	0	(5)	0	(54)
Reclassifications	0	0	0	4	(4)	0
Foreign currency translation / unwind of discount	(33)	(5)	0	(5)	0	(43)
Balance as of 31 March 2022	1,309	176	8	307	958	2,758

1 Provisions, if any, for the matters described in items 3 and 4 of this Note are recorded in Global Wealth Management, and provisions, if any, for the matters described in item 2 are recorded in Group Functions. Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in item 5 are allocated between the Investment Bank and Group Functions.

Note 14  Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France in relation to UBS’s cross-border business with French clients. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion.

On 20 February 2019, the court of first instance returned a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and of laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. A trial in the French Court of Appeal took place in March 2021. On 13 December 2021, the Court of Appeal found UBS AG guilty of unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of EUR 3.75 million, the confiscation of EUR 1 billion, and awarded civil damages to the French state of EUR 800 million. The court also found UBS (France) SA guilty of the aiding and abetting of unlawful solicitation and ordered it to pay a fine of EUR 1.875 million. UBS AG has filed an appeal with the French Supreme Court to preserve its rights. The notice of appeal enables UBS AG to thoroughly assess the verdict of the Court of Appeal and to determine next steps in the best interest of its stakeholders. The fine and confiscation imposed by the Court of Appeal are suspended during the appeal. The civil damages award has been paid to the French state (EUR 99 million of which was deducted from the bail), subject to the result of UBS’s appeal.

Our balance sheet at 31 March 2022 reflected provisions with respect to this matter in an amount of EUR 1.1 billion (USD 1.2 billion at 31 March 2022). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty and the provision reflects our best estimate of possible financial implications, although actual penalties and civil damages could exceed (or may be less than) the provision amount.

Our balance sheet at 31 March 2022 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 March 2022 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities (continued)

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority.

Since then, UBS clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans filed customer complaints and arbitration demands seeking aggregate damages of USD 3.4 billion, of which USD 3.1 billion have been resolved through settlements, arbitration or withdrawal of claims. Allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2021, the parties reached an agreement to settle this matter for USD 15 million, subject to court approval.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff. In 2017, the court denied defendants’ motion to dismiss the complaint. In 2020, the court denied plaintiffs’ motion for summary judgment.

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds in three separate cases. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters. Defendants’ motions to dismiss were granted in two of the cases; those decisions are being appealed by the plaintiffs. In the third case, defendants’ motion to dismiss was denied, but on appeal that ruling was reversed and the motion to dismiss was granted.

Note 14  Provisions and contingent liabilities (continued)

Our balance sheet at 31 March 2022 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with Swiss, US and United Kingdom regulators and the European Commission. UBS was granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint. In March 2022, the court denied plaintiffs’ motion for class certification.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS was granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims, and again dismissed the antitrust claims in 2016 following an appeal. In December 2021, the Second Circuit affirmed the district court’s dismissal in part and reversed in part and remanded to the district court for further proceedings. The Second Circuit, among other things, held that there was personal jurisdiction over UBS and other foreign defendants based on allegations that at least one alleged co-conspirator undertook an overt act in the United States. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. On 7 March 2022, the Second Circuit dismissed the appeal because appellants, who had been substituted in to replace the original plaintiffs who had withdrawn, lacked standing to pursue the appeal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. Defendants moved to dismiss the complaint in September 2021.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Provisions and contingent liabilities (continued)

Other benchmark class actions in the US:

Yen LIBOR / Euroyen TIBOR – In 2014, 2015 and 2017, the court in one of the Yen LIBOR / Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including the plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. Plaintiffs have appealed. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint focused on Yen LIBOR. The court granted in part and denied in part defendants’ motion to dismiss the amended complaint in September 2021 and plaintiffs and the remaining defendants have moved for reconsideration.

CHF LIBOR – In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs appealed. In September 2021, the Second Circuit granted the parties’ joint motion to vacate the dismissal and remand the case for further proceedings.

EURIBOR – In 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed.

SIBOR / SOR – In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint, and the court granted a renewed motion to dismiss in July 2019. Plaintiffs appealed. In March 2021, the Second Circuit reversed the dismissal. Plaintiffs filed an amended complaint in October 2021, which defendants have moved to dismiss.

BBSW – In November 2018, the court dismissed the BBSW lawsuit as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs filed an amended complaint in April 2019, which UBS and other defendants moved to dismiss. In February 2020, the court granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings, which the court denied in May 2021.

GBP LIBOR – The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint was granted in March 2021. Plaintiffs filed an amended complaint, which defendants moved to dismiss in June 2021. In March 2022, the court granted defendants’ motion to dismiss that complaint. Similar class actions have been filed concerning European government bonds and other government bonds.

In May 2021, the European Commission issued a decision finding that UBS and six other banks breached European Union antitrust rules in 2007–2011 relating to European government bonds. The European Commission fined UBS EUR 172 million. UBS is appealing the amount of the fine.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 March 2022 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and continues to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2022 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 15   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate			Average rate[1]
	As of			For the quarter ended
	31.3.22	31.12.21	31.3.21	31.3.22	31.12.21	31.3.21
1 CHF	1.08	1.10	1.06	1.08	1.09	1.09
1 EUR	1.11	1.14	1.17	1.12	1.14	1.20
1 GBP	1.31	1.35	1.38	1.33	1.35	1.38
100 JPY	0.82	0.87	0.90	0.85	0.88	0.93

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial information (unaudited)

UBS AG interim consolidated financial information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG first quarter 2022 report, which will be available as of 29 April 2022 under “Quarterly reporting” at ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

–     Assets, liabilities, operating income, operating expenses and tax expenses / (benefits) relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–     Differences in net profit between UBS Group AG consolidated and UBS AG consolidated mainly arise as UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred. In addition, and to a lesser extent, differences arise as a result of certain compensation-related matters, including pensions.

–     The equity of UBS Group AG consolidated was USD 0.9 billion higher than the equity of UBS AG consolidated as of 31 March 2022. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase programs and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–     The going concern capital of UBS Group AG consolidated was USD 4.1 billion higher than the going concern capital of UBS AG consolidated as of 31 March 2022, reflecting higher common equity tier 1 (CET1) capital of USD 3.0 billion and going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.1 billion.

–     The CET1 capital of UBS Group AG consolidated was USD 3.0 billion higher than that of UBS AG consolidated as of 31 March 2022. The higher CET1 capital of UBS Group AG consolidated was primarily due to lower UBS Group AG accruals for dividends to shareholders and higher UBS Group AG consolidated IFRS equity of USD 0.9 billion. The aforementioned factors were partly offset by compensation-related regulatory capital accruals at the UBS Group AG level.

–     The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.1 billion higher than that of UBS AG consolidated as of 31 March 2022, mainly reflecting deferred contingent capital plan awards granted at the Group level to eligible employees for the performance years 2017 to 2021, partly offset by four loss-absorbing AT1 capital instruments on-lent by UBS Group AG to UBS AG.

In April 2022, UBS AG distributed a dividend of USD 4.2 billion to UBS Group AG and UBS Group AG paid the 2021 dividend of USD 1.7 billion to its shareholders. These dividends reduced the equity of UBS AG and UBS Group AG in April 2022 by USD 4.2 billion and USD 1.7 billion, respectively, and had no impact on their CET1 capital.

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 31.3.22			As of or for the quarter ended 31.12.21
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	9,363	9,475	(112)	8,732	8,846	(114)
Operating expenses	6,634	6,916	(282)	7,003	7,227	(224)
Operating profit / (loss) before tax	2,729	2,559	170	1,729	1,619	109
of which: Global Wealth Management	1,310	1,283	27	563	541	22
of which: Personal & Corporate Banking	428	420	8	365	362	3
of which: Asset Management	174	176	(2)	334	328	6
of which: Investment Bank	929	908	21	713	710	3
of which: Group Functions	(112)	(227)	115	(246)	(321)	75
Net profit / (loss)	2,144	2,012	132	1,359	1,266	93
of which: net profit / (loss) attributable to shareholders	2,136	2,004	132	1,348	1,255	93
of which: net profit / (loss) attributable to non-controlling interests	8	8	0	11	11	0

Statement of comprehensive income
Other comprehensive income	(2,216)	(2,134)	(82)	(181)	(197)	16
of which: attributable to shareholders	(2,234)	(2,152)	(82)	(177)	(194)	16
of which: attributable to non-controlling interests	18	18	0	(4)	(4)	0
Total comprehensive income	(72)	(121)	50	1,178	1,069	109
of which: attributable to shareholders	(98)	(148)	50	1,171	1,062	109
of which: attributable to non-controlling interests	26	26	0	7	7	0

Balance sheet
Total assets	1,139,922	1,139,876	46	1,117,182	1,116,145	1,037
Total liabilities	1,080,711	1,081,558	(847)	1,056,180	1,057,702	(1,522)
Total equity	59,212	58,319	893	61,002	58,442	2,559
of which: equity attributable to shareholders	58,855	57,962	893	60,662	58,102	2,559
of which: equity attributable to non-controlling interests	356	356	0	340	340	0

Capital information
Common equity tier 1 capital	44,593	41,577	3,016	45,281	41,594	3,687
Going concern capital	60,053	55,956	4,097	60,488	55,434	5,054
Risk-weighted assets	312,037	309,374	2,664	302,209	299,005	3,204
Common equity tier 1 capital ratio (%)	14.3	13.4	0.9	15.0	13.9	1.1
Going concern capital ratio (%)	19.2	18.1	1.2	20.0	18.5	1.5
Total loss-absorbing capacity ratio (%)	34.2	33.1	1.0	34.7	33.3	1.3
Leverage ratio denominator	1,072,953	1,072,766	186	1,068,862	1,067,679	1,183
Common equity tier 1 leverage ratio (%)	4.16	3.88	0.28	4.24	3.90	0.34
Going concern leverage ratio (%)	5.6	5.2	0.4	5.7	5.2	0.5
Total loss-absorbing capacity leverage ratio (%)	9.9	9.6	0.4	9.8	9.3	0.5

Significant regulated subsidiary and sub-group information

Unaudited

Significant regulated subsidiary and sub-group information

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)		UBS Americas Holding LLC (consolidated)
All values in million, except where indicated	USD		CHF		EUR		USD
Financial and regulatory requirements	Swiss GAAP Swiss SRB rules		Swiss GAAP Swiss SRB rules		IFRS EU regulatory rules		US GAAP US Basel III rules
As of or for the quarter ended	31.3.22	31.12.21	31.3.22	31.12.21	31.3.22	31.12.21	31.3.22	31.12.21

Financial information[1]
Income statement
Total operating income	3,476	5,813	2,209	2,134	241	237	3,632	3,729
Total operating expenses	2,247	3,536	1,447	1,332	217	182	3,199	3,121
Operating profit / (loss) before tax	1,229	2,277	763	802	24	55	433	608
Net profit / (loss)	1,182	2,192	621	653	18	37	225	392
Balance sheet
Total assets	516,195	509,851	327,902	320,656	52,231	46,411	211,142	209,718
Total liabilities	460,608	455,446	312,545	305,919	48,495	42,664	184,712	182,633
Total equity	55,587	54,405	15,357	14,736	3,736	3,747	26,430	27,085

Capital[2]
Common equity tier 1 capital	52,218	52,818	12,786	12,609	2,751	2,764	12,926	13,002
Additional tier 1 capital	14,379	13,840	5,393	5,387	290	290	4,049	4,049
Total going concern capital / Tier 1 capital	66,597	66,658	18,178	17,996	3,041	3,054	16,975	17,051
Tier 2 capital	3,036	3,129					133	125
Total capital					3,041	3,054	17,108	17,176
Total gone concern loss-absorbing capacity	46,505	44,250	10,866	10,853	2,421[3]	2,414[3]	7,400[4]	7,000[4]
Total loss-absorbing capacity	113,102	110,908	29,045	28,849	5,463	5,468	24,375	24,051

Risk-weighted assets and leverage ratio denominator[2]
Risk-weighted assets	330,401	317,913	108,071	106,399	12,538	12,328	72,646	72,979
Leverage ratio denominator	594,893	593,868	346,097	339,788	52,302	46,660	197,541	188,130[5]
Supplementary leverage ratio denominator							223,482	212,167

Capital and leverage ratios (%)[2]
Common equity tier 1 capital ratio	15.8	16.6	11.8	11.9	21.9	22.4	17.8	17.8
Going concern capital ratio / Tier 1 capital ratio	20.2	21.0	16.8	16.9	24.3	24.8	23.4	23.4
Total capital ratio					24.3	24.8	23.6	23.5
Total loss-absorbing capacity ratio			26.9	27.1	43.6	44.4	33.6	33.0
Tier 1 leverage ratio					5.8	6.5	8.6	9.1
Supplementary tier 1 leverage ratio							7.6	8.0
Going concern leverage ratio	11.2	11.2	5.3	5.3
Total loss-absorbing capacity leverage ratio			8.4	8.5	10.5	11.7	12.3	12.8
Gone concern capital coverage ratio	112.0	112.0

Liquidity coverage ratio[2]
High-quality liquid assets (billion)	103	89	95	91	18	17	34	32
Net cash outflows (billion)	55	52	67	64	11	10	25	22
Liquidity coverage ratio (%)[6,7]	188	173	142	143	168	170	139	147

Net stable funding ratio[2,8]
Total available stable funding	249,760	257,992	228,789	225,239	14,721	15,358
Total required stable funding	275,424	289,195	159,876	158,072	8,624	8,963
Net stable funding ratio (%)	91[9]	89	143[9]	142	171	171

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[10]			5	5

1 The financial information disclosed does not represent financial statements under the respective GAAP / IFRS.    2 Refer to the 31 March 2022 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    3 Consists of positions that meet the conditions laid down in Art. 72a–b of the Capital Requirements Regulation (CRR) II with regard to contractual, structural or legal subordination.    4 Consists of eligible long-term debt that meets the conditions specified in 12 CFR 252.162 of the final TLAC rules. TLAC is the sum of tier 1 capital and eligible long-term debt.    5 The leverage ratio denominator as of 31 December 2021 has been aligned with UBS Americas Holding LLC’s reported figure in the FR Y-9C report, which was filed with the Board of Governors of the Federal Reserve.    6 In the first quarter of 2022, the liquidity coverage ratio (the LCR) of UBS AG was 188%, remaining above the prudential requirements communicated by FINMA.    7 In the first quarter of 2022, the LCR of UBS Switzerland AG, which is a Swiss SRB, was 142%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.    8 For UBS Americas Holding LLC consolidated, the NSFR requirement became effective as of 1 July 2021 and related disclosures will come into effect in the second quarter of 2023.    9 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.    10 Refer to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2021 for more information about the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of an entity to engage in new activities or take capital actions based on the results of those tests.

Standalone regulatory information for UBS AG and UBS Switzerland AG, as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC, is provided in the 31 March 2022 Pillar 3 report, which is available under “Pillar 3 disclosures” at ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG first quarter 2022 report, which will be available as of 29 April 2022 under “Quarterly reporting” at ubs.com/investors.

UBS AG consolidated key figures
	As of or for the quarter ended
USD million, except where indicated	31.3.22	31.12.21	31.3.21
Results
Operating income	9,475	8,846	8,836
Operating expenses	6,916	7,227	6,684
Operating profit / (loss) before tax	2,559	1,619	2,151
Net profit / (loss) attributable to shareholders	2,004	1,255	1,710
Profitability and growth
Return on equity (%)	13.8	8.7	11.9
Return on tangible equity (%)	15.5	9.8	13.4
Return on common equity tier 1 capital (%)	19.3	12.1	17.8
Return on risk-weighted assets, gross (%)	12.5	11.8	12.3
Return on leverage ratio denominator, gross (%)	3.5	3.3	3.4
Cost / income ratio (%)	72.8	81.9	75.9
Net profit growth (%)	17.2	(19.7)	20.3
Resources
Total assets	1,139,876	1,116,145	1,109,234
Equity attributable to shareholders	57,962	58,102	57,446
Common equity tier 1 capital[1]	41,577	41,594	38,826
Risk-weighted assets[1]	309,374	299,005	285,119
Common equity tier 1 capital ratio (%)[1]	13.4	13.9	13.6
Going concern capital ratio (%)[1]	18.1	18.5	18.7
Total loss-absorbing capacity ratio (%)[1]	33.1	33.3	34.2
Leverage ratio denominator[1]	1,072,766	1,067,679	1,039,736
Common equity tier 1 leverage ratio (%)[1]	3.88	3.90	3.73
Going concern leverage ratio (%)[1]	5.2	5.2	5.1
Total loss-absorbing capacity leverage ratio (%)[1]	9.6	9.3	9.4
Other
Invested assets (USD billion)[2]	4,380	4,596	4,306
Personnel (full-time equivalents)	47,139	47,067	47,592

1 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    2 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of our Annual Report 2021 for more information.

Appendix

Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in alphabetical order in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Calculation	Information content
Active Digital Banking clients in Corporate & Institutional Clients (%) – P&C

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients, excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Active Digital Banking clients in Personal Banking (%) – P&C

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Active Mobile Banking clients in Personal Banking (%) – P&C

Calculated as the average number of active clients for each month in the relevant period divided by the average number of total clients. “Clients” refers to the number of unique business relationships operated by Personal Banking, excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland and clients who have defaulted on loans or credit facilities. At the end of each month, any client that has logged on via the mobile app at least once in that month is determined to be “active” (a log-in time stamp is allocated to all business relationship numbers in a digital banking contract).

This measure provides information about the proportion of active Mobile Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or release.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Fee and trading income for Corporate & Institutional Clients (USD and CHF) – P&C	Calculated as the total of recurring net fee and transaction-based income for Corporate & Institutional Clients.	This measure provides information about the amount of fee and trading income for Corporate & Institutional Clients.

APM label	Calculation	Information content
Fee-generating assets (USD) – GWM

Calculated as the sum of discretionary and non-discretionary wealth management portfolios (mandate volume) and assets where generated revenues are predominantly of a recurring nature, i.e., mainly investment and mutual funds, including hedge funds and private markets, where we have a distribution agreement. Assets of sanctioned clients are excluded from fee-generating assets.

This measure provides information about the volume of invested assets that create a revenue stream, whether as a result of the nature of the contractual relationship with clients or through the fee structure of the asset. An increase in the level of fee-generating assets results in an increase in the associated revenue stream. Assets of sanctioned clients are excluded from fee-generating assets.

Fee-generating asset margin (bps) – GWM

Calculated as revenues from fee-generating assets (a portion of which is included in recurring fee income and a portion of which is included in transaction-based income, annualized as applicable) divided by average fee-generating assets for the relevant mandate fee billing period. For the US, fees have been billed on daily balances since the fourth quarter of 2020 and average fee-generating assets are calculated as the average of the monthly average balances. Prior to the fourth quarter of 2020, billing was based on prior quarter-end balances, and the average fee-generating assets were thus the prior quarter-end balance. For balances outside of the US, billing is based on prior month-end balances and average fee-generating assets are thus the average of the prior month-end balances.

This measure provides information about the revenues from fee-generating assets in relation to their average volume during the relevant mandate fee billing period.
Gross margin on invested assets (bps) – AM	Calculated as operating income before credit loss expense or release (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or release of the business in relation to invested assets.
Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – GWM, P&C	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Invested assets (USD and CHF) – GWM, P&C, AM

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Investment products for Personal Banking (USD and CHF) – P&C	Calculated as the sum of investment funds (including UBS Vitainvest third-pillar pension funds), mandates and third-party life insurance operated in Personal Banking.	This measure provides information about the volume of investment funds (including UBS Vitainvest third-pillar pension funds), mandates and third-party life insurance operated in Personal Banking.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net new fee-generating assets (USD) – GWM

Calculated as the sum of the net amount of fee-generating asset inflows and outflows, including dividend and interest inflows into mandates and outflows from mandate fees paid by clients during a specific period. Excluded from the calculation are the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

This measure provides information about the development of fee-generating assets during a specific period as a result of net flows, excluding movements due to market performance and foreign exchange translation, as well as the effects on fee-generating assets of strategic decisions by UBS to exit markets or services.

Net new fee-generating asset growth rate (%) – GWM

Calculated as the sum of the net amount of fee-generating asset inflows and outflows recorded during a specific period (annualized as applicable) divided by total fee-generating assets at the beginning of the period.

This measure provides information about the growth of fee-generating assets during a specific period as a result of net new fee-generating asset flows.
Net new investment products for Personal Banking (USD and CHF) – P&C	Calculated as the sum of the net amount of inflows and outflows of investment products during a specific period.	This measure provides information about the development of investment products during a specific period as a result of net new investment product flows.

Appendix

APM label	Calculation	Information content
Net new money (USD) – GWM, AM

Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period. Excluded from the calculation are the effects on invested assets of strategic decisions by UBS to exit markets or services. Net new money for Global Wealth Management is disclosed on an annual basis. Net new money is not measured for Personal & Corporate Banking.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees, as well as the effects on invested assets of strategic decisions by UBS to exit markets or services.

Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth in comparison with the prior period.
Recurring net fee income (USD and CHF) – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts.

This measure provides information about the amount of recurring net fee income.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Tangible book value per share (USD and CHF1)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Total book value per share (USD and CHF1)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Transaction-based income (USD and CHF) – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income, together with other net income from financial instruments measured at fair value through profit or loss.

1 Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                 available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on Banking Supervision

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CGU                cash-generating unit

CHF                 Swiss franc

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CUSIP              Committee on Uniform Security Identification Procedures

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

ESR                  environmental and social risk

EVE                  economic value of equity

EY                    Ernst & Young Ltd

F

FA                    financial advisor

FCA                 UK Financial Conduct Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted accounting principles

GBP                 pound sterling

GCRG             Group Compliance, Regulatory & Governance

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GMD               Group Managing Director

GRI                  Global Reporting Initiative

G-SIB              global systemically important bank

H

Hong Kong    Hong Kong Special

SAR                 Administrative Region of the People’s Republic of

                        China

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR                interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

ISIN                 International Securities Identification Number

Appendix

Abbreviations frequently used in our financial reports (continued)

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

ORF                 operational risk framework

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBA                 role-based allowance

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoCET1           return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

rTSR                relative total shareholder return

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing or

                        sustainable investments

SIBOR             Singapore Interbank Offered Rate

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SOR                 Singapore Swap Offer Rate

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TIBOR             Tokyo Interbank Offered Rate

TLAC               total loss-absorbing capacity

U

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides a German translation of selected sections of our Annual Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in ..pdf format at ubs.com/investors, under “Financial information,” and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: results-related news releases; financial information, including results-related filings with the US Securities and Exchange Commission (the SEC); information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Recordings of most presentations can be downloaded from ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under
“UBS News Alert” at ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the SEC. Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wraparound document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Russia’s invasion of Ukraine has led to heightened volatility across global markets, to the coordinated implementation of sanctions on Russia and Belarus, Russian and Belarusian entities and nationals, and to heightened political tensions across the globe. In addition, the war has caused significant population displacement, and if the conflict continues, the scale of disruption will increase and may come to include wide-scale shortages of vital commodities, including causing food insecurity. The speed of implementation and extent of sanctions, as well as the uncertainty as to how the situation will develop, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. The COVID-19 pandemic and the measures taken to manage it have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains, inflationary pressures, and labor market displacements. Factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of sanctions, tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states and while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2021. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-253432 and 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Ralph Hamers _______________

Name:  Ralph Hamers

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Christopher Castello  ___________

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By:     /s/ Ralph Hamers ________________

Name:  Ralph Hamers

Title:    President of the Executive Board

By:     /s/ Kirt Gardner  _________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By:     /s/ Christopher Castello              _____

      Name: Christopher Castello

      Title:    Controller and Chief Accounting Officer

Date:  April 26, 2022